(A free translation of the original in Portuguese)



Companhia Brasileira
de Distribuicao

Report of Independent Accountants
on the Limited Review of the Quarterly Information (ITR)
June 30, 2003

(A free translation of the original in Portuguese)


Report of Independent Accountants on the Limited Review

July 28, 2003

To the Board of Directors and Shareholders
Companhia Brasileira de Distribuicao

1 We have carried out limited reviews of the Quarterly Information (ITR) of Companhia Brasileira de Distribuicao for the quarters and six-month periods ended June 30 and March 31 2003 and June 30 2002. This information is the responsibility of the Company's management.

2 Our reviews were carried out in accordance with the specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council and mainly comprised:
     (a) inquiries of and discussion with company officials responsible for the accounting, financial and operational areas of the Company with regard to the main criteria used for the preparation of the quarterly information and
     (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

July 28, 2003
Companhia Brasileira de Distribuicao



3 Based on our limited reviews, we are not aware of any significant adjustments which should be made to the quarterly information referred to above in order that such information be stated in conformity with the accounting principles determined in Brazilian corporate legislation and applicable to the preparation of the quarterly information in accordance with the requirements of the Brazilian Securities Commission (CVM).

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Henrique Luz
Partner
Contador CRC 1RJ045789/T-2 "T" SP 002332

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                               Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                    Corporate Legislation
QUARTERLY INFORMATION (ITR)                              June 30, 2003
COMMERCIAL, INDUSTRIAL AND OTHER

--------------------------------------------------------------------------------
REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN APPRECIATION ON THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

--------------------------------------------------------------------------------

01.01    - IDENTIFICATION

--------------------------------------------------------------------------------
1 - CVM CODE   2 - COMPANY NAME                      3 - National Corporate
   01482-6     COMPANHIA BRASILEIRA DE DISTRIBUICAO      Taxpayers' Registration
                                                       - CNPJ
                                                       47.508.411/0001-56
--------------------------------------------------------------------------------
4 - Registration Number - NIRE

35900089901

--------------------------------------------------------------------------------


01.02    - HEAD OFFICE



-----------------------------------------------------------------------------------------------------------------------------------
1 - FULL ADDRESS                    2 - SUBURB OR DISTRICT
 Av. Brigadeiro Luis Antonio, 3142   Jardim Paulista

-----------------------------------------------------------------------------------------------------------------------------------
3 - ZIP CODE                        4 - MUNICIPALITY                                                5 - STATE
 01402-000                           SAO PAULO                                                       SP
-----------------------------------------------------------------------------------------------------------------------------------
6 - AREA CODE           7 - TELEPHONE               8 - TELEPHONE                  9 - TELEPHONE            10 - TELEX
 011                     3886-0533
-----------------------------------------------------------------------------------------------------------------------------------

11 - AREA CODE          12 - FAX                    13 - FAX                       14 - FAX
 011                     3884-7177
-----------------------------------------------------------------------------------------------------------------------------------
15 - E-MAIL

pa.relmerc@grupopaodeacucar.com.br

-----------------------------------------------------------------------------------------------------------------------------------

01.03     - INVESTOR RELATIONS OFFICER (Company Mail Address)

-----------------------------------------------------------------------------------------------------------------------------------
1 - NAME                         2 - FULL ADDRESS
 Fernando Queiroz Tracanella      Av. Brigadeiro Luis Antonio, 3142
-----------------------------------------------------------------------------------------------------------------------------------

3 - SUBURB OR DISTRICT           4 - ZIP CODE                           5 - MUNICIPALITY                    6 - STATE
 Jardim Paulista                  01402-000                              SAO PAULO                           SP
-----------------------------------------------------------------------------------------------------------------------------------
7 - AREA CODE           8 - TELEPHONE               9 - TELEPHONE                  10 - TELEPHONE           11 - TELEX
 011                     3886-0421

-----------------------------------------------------------------------------------------------------------------------------------
12 - AREA CODE          13 - FAX                    14 - FAX                       15 - FAX
 011                     3884-2566
-----------------------------------------------------------------------------------------------------------------------------------
16 - E-MAIL

pa.relmerc@grupopaodeacucar.com.br

-----------------------------------------------------------------------------------------------------------------------------------

01.04    - GENERAL INFORMATION / INDEPENDENT ACCOUNTANT

-----------------------------------------------------------------------------------------------------------------------------------
         CURRENT YEAR                           CURRENT QUARTER                                      PRIOR QUARTER
--------------------------------
                                ---------------------------------------------------------------------------------------------------
   1-BEGINNING        2-END       3-QUARTER      4-BEGINNING         5-END        6-QUARTER     7-BEGINNING              8-END
-----------------------------------------------------------------------------------------------------------------------------------
    1/1/2003       12/31/2003         2           4/01/2003        6/30/2003          1           1/1/2003             3/31/2003
-----------------------------------------------------------------------------------------------------------------------------------
9 - AUDITOR                                                                                                    10-CVM CODE
PricewaterhouseCoopers Auditores Independentes                                                                 00287-9
-----------------------------------------------------------------------------------------------------------------------------------
11-NAME OF RESPONSIBLE PARTNER                                                                12-INDIVIDUAL TAXPAYERS' REGISTRATION
                                                                                                - CPF

Henrique Jose Fernandes Luz                                                                   343.629.917-00
-----------------------------------------------------------------------------------------------------------------------------------


(A free translation of the original in Portuguese)
                                                          Unaudited
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                     June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01    - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE                      2 - COMPANY NAME                                             3 - National Corporate Taxpayers'
                                                                                               Registration - CNPJ
01482-6                           COMPANHIA BRASILEIRA DE DISTRIBUICAO                         47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

01.05    - CAPITAL COMPOSITION

-----------------------------------------------------------------------------------------------------------------------------------
         Number of shares                  Current Quarter                Prior quarter              Same quarter in prior year
            (THOUSAND)                        6/30/2003                     3/31/2003                        6/30/2003
-----------------------------------------------------------------------------------------------------------------------------------
Subscribed Capital

-----------------------------------------------------------------------------------------------------------------------------------
1 - Common                                              63,470,811                 63,470,811                            63,470,811
-----------------------------------------------------------------------------------------------------------------------------------
2 - Preferred                                           49,715,328                 49,715,328                            49,593,728
-----------------------------------------------------------------------------------------------------------------------------------
3 - Total                                              113,186,139                113,186,139                           113,064,539
-----------------------------------------------------------------------------------------------------------------------------------
Treasury Stock

-----------------------------------------------------------------------------------------------------------------------------------
4 - Common                                                       0                          0                                     0
-----------------------------------------------------------------------------------------------------------------------------------
5 - Preferred                                                    0                          0                                     0
-----------------------------------------------------------------------------------------------------------------------------------
6 - Total                                                        0                          0                                     0
-----------------------------------------------------------------------------------------------------------------------------------

01.06    - CHARACTERISTICS OF THE COMPANY

-----------------------------------------------------------------------------------------------------------------------------------
1 - TYPE OF COMPANY
Commercial, industrial and other
-----------------------------------------------------------------------------------------------------------------------------------
2 - SITUATION
Operating

-----------------------------------------------------------------------------------------------------------------------------------
3 - SHARE CONTROL NATURE
Private national

-----------------------------------------------------------------------------------------------------------------------------------
4 -ACTIVITY CODE
1040600 - Supermarkets

-----------------------------------------------------------------------------------------------------------------------------------
5 - MAIN ACTIVITY
Retail Trade

-----------------------------------------------------------------------------------------------------------------------------------
6 - CONSOLIDATION TYPE
Partial

-----------------------------------------------------------------------------------------------------------------------------------
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS
Unqualified

-----------------------------------------------------------------------------------------------------------------------------------

01.07    - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

-----------------------------------------------------------------------------------------------------------------------------------
1 - ITEM              2 - CNPJ              3 - NAME
-----------------------------------------------------------------------------------------------------------------------------------
01                    ../-s                 CBD Technology Inc.
-----------------------------------------------------------------------------------------------------------------------------------

01.08    - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

-----------------------------------------------------------------------------------------------------------------------------------

1 - ITEM  2 - EVENT        3 - DATE APPROVED  4 - AMOUNT                         5 - DATE OF        6 - TYPE OF     7 - YIELD PER
                                                                                 PAYMENT            SHARE           SHARE
-----------------------------------------------------------------------------------------------------------------------------------
01        Ordinary         4/30/2003          Dividend                           6/26/2003          ON                 0.0005251600
          General Meeting
-----------------------------------------------------------------------------------------------------------------------------------
02        Ordinary         4/30/2003          Dividend                           6/26/2003          PN                 0.0005251600
          General Meeting
-----------------------------------------------------------------------------------------------------------------------------------


(A free translation of the original in Portuguese)

                                                          Unaudited
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                     June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE                             2 - COMPANY NAME                               3 - National Corporate Taxpayers'
                                                                                        Registration - CNPJ
01482-6                                  COMPANHIA BRASILEIRA DE DISTRIBUICAO           47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

01.09 - SUBSCRIBED CAPITAL AND ALTERATIONS IN CURRENT YEAR

-----------------------------------------------------------------------------------------------------------------------------------


1 - ITEM    2 - CHANGE DATE    3 - CAPITAL            4 - CHANGE AMOUNT   5 - CHANGE NATURE   7 - NUMBER OF     8 - SHARE PRICE ON
                                   (IN THOUSANDS        (IN THOUSANDS                           SHARES ISSUED       ISSUE DATE
                                    OF REAIS)            OF REAIS)                              (THOUSAND)          (IN REAIS)
-----------------------------------------------------------------------------------------------------------------------------------
    01          4/30/2003           2,979,428            229,654              Capitalization         0              0.0000000000
                                                                              of reserve
-----------------------------------------------------------------------------------------------------------------------------------


01.10 - INVESTOR RELATIONS OFFICER

-----------------------------------------------------------------------------------------------------------------------------------
1 - DATE                                 2 - SIGNATURE
7/29/2003

-----------------------------------------------------------------------------------------------------------------------------------


(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                       Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                            Corporate
QUARTERLY INFORMATION (ITR)                                      Legislation
COMMERCIAL, INDUSTRIAL AND OTHER                                 June 30, 2003

01.01 - Identification

--------------- ---------------------------------------------------------------
1 - CVM CODE    2 - Name                                   3 - CNPJ

01482-6         COMPANHIA BRASILEIRA DE DISTRIBUICAO       47.508.411/0001-56
--------------- ---------------------------------------------------------------

02.01 - Balance Sheet - Assets (Thousands of reais)

------------ -------------------------------------- ---------------------------
1 - CODE     2 - Description                        3 - 6/30/2003 4 - 3/31/2003

------------  ------------------------------------- -----------  --------------
1             Total assets                            8,514,204       8,741,501
------------  ------------------------------------- -----------  --------------
1.01          Current assets                          3,037,514       3,230,179
------------  ------------------------------------- -----------  --------------
1.01.01       Available funds                           970,318         991,718
------------  ------------------------------------- -----------  --------------
1.01.01.01    Cash and banks                             54,543          57,152
------------  ------------------------------------- -----------  --------------
1.01.01.02    Financial investments                     915,775         934,566
------------  ------------------------------------- -----------  --------------
1.01.02       Receivables                             1,352,956       1,364,691
------------  ------------------------------------- -----------  --------------
1.01.02.01    Trade accounts receivable                 984,014         983,726
------------  ------------------------------------- -----------  --------------
1.01.02.04    Advances to suppliers and employees        34,412          20,108
------------  ------------------------------------- -----------  --------------
1.01.02.05    Taxes recoverable                         168,546         226,438
------------  ------------------------------------- -----------  --------------
1.01.02.06    Other receivables                         165,984         134,419
------------  ------------------------------------- -----------  --------------
1.01.03       Inventories                               675,122         834,838
------------  ------------------------------------- -----------  --------------
1.01.04       Other                                      39,118          38,932
------------  ------------------------------------- -----------  --------------
1.01.04.01    Prepaid expenses                           39,118          38,932
------------  ------------------------------------- -----------  --------------
1.02          Long-term receivables                     669,338         730,143
------------  ------------------------------------- -----------  --------------
1.02.01       Sundry receivables                        159,654         146,403
------------  ------------------------------------- -----------  --------------
1.02.01.01    Trade accounts receivable                  14,510           7,635
------------  ------------------------------------- -----------  --------------
1.02.01.02    Deferred income tax                        17,847          19,650
------------  ------------------------------------- -----------  --------------
1.02.01.03    Judicial deposits                         123,271         114,154
------------  ------------------------------------- -----------  --------------
1.02.01.04    Prepaid expenses                            4,026           4,964
------------  ------------------------------------- -----------  --------------
1.02.02       Receivables from related companies        509,684         583,740
------------  ------------------------------------- -----------  --------------
1.02.02.01    Associated companies                            0              0
------------  ------------------------------------- -----------  --------------
1.02.02.02    Subsidiary companies                      509,684         583,740
------------  ------------------------------------- -----------  --------------
1.02.02.02.01 Current accounts with subsidiary
              companies                                 509,684         583,740
------------  ------------------------------------- -----------  --------------
1.02.02.03    Other related companies                         0               0
------------  ------------------------------------- -----------  --------------
1.02.03       Other                                           0               0
------------  ------------------------------------- -----------  --------------
1.03          Permanent assets                        4,807,352       4,781,179
------------  ------------------------------------- -----------  --------------
1.03.01       Investments                               707,341         667,722
------------  ------------------------------------- -----------  --------------
1.03.01.01    Associated companies                            0               0
------------  ------------------------------------- -----------  --------------
1.03.01.02    Subsidiary companies                      707,105         667,486
------------  ------------------------------------- -----------  --------------
1.03.01.03    Other                                         236             236
------------  ------------------------------------- -----------  --------------
1.03.01.03.01 Investments in other companies                236             236
------------  ------------------------------------- -----------  --------------
1.03.02       Property and equipment                  3,385,647       3,377,001
------------  ------------------------------------- -----------  --------------
1.03.02.01    Land                                      749,798         748,343
------------  ------------------------------------- -----------  --------------
1.03.02.02    Buildings                               1,559,072       1,526,643
------------  ------------------------------------- -----------  --------------
1.03.02.03    Building improvements                     582,676         592,316
------------  ------------------------------------- -----------  --------------
1.03.02.04    Equipment                                 309,063         321,072
------------  ------------------------------------- -----------  --------------
1.03.02.05    Installations                             105,991         113,251
------------  ------------------------------------- -----------  --------------
1.03.02.06    Furniture and fixtures                     57,115          56,962
------------  ------------------------------------- -----------  --------------
1.03.02.07    Vehicles                                    3,789           4,648
------------  ------------------------------------- -----------  --------------
1.03.02.08    Constructions in progress                  13,678           7,322
------------  ------------------------------------- -----------  --------------
1.03.02.09    Other                                       4,465           6,444
------------  ------------------------------------- -----------  --------------
1.03.03       Deferred charges                          714,364         736,456
------------  ------------------------------------- -----------  --------------

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                      Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                           Corporate
QUARTERLY INFORMATION (ITR)                                     Legislation
COMMERCIAL, INDUSTRIAL AND OTHER                                June 30, 2003

01,01 - Identification

------------  ------------------------------------- ---------------------------
1 - CVM CODE  2 - Name                              3 - CNPJ
------------  ------------------------------------- ---------------------------

01482-6       COMPANHIA BRASILEIRA DE DISTRIBUICAO     47.508.411/0001-56
------------- ------------------------------------- ---------------------------

02,02 -Balance Sheet - Liabilities and Shareholders' Equity (Thousands of reais)

----------- -------------------------------------- -------------  --------------
1 - CODE    2 - Description                        3 - 6/30/2003  4 - 03/31/2003

----------- -------------------------------------- -------------  --------------
2             Total liabilities and shareholders'
                equity                                 8,514,204      8,741,501
----------- -------------------------------------- -------------  --------------
2.01          Current liabilities                      2,853,952      2,973,368
----------- -------------------------------------- -------------  --------------
2.01.01       Loans and financings                     1,734,022      1,610,021
----------- -------------------------------------- -------------  --------------
2.01.02       Debentures                                  91,733         63,074
----------- -------------------------------------- -------------  --------------
2.01.03       Suppliers                                  693,912        931,814
----------- -------------------------------------- -------------  --------------
2.01.04       Taxes, charges and contributions            46,431         44,002
----------- -------------------------------------- -------------  --------------
2.01.04.01    Taxes on sales                              15,327         17,293
----------- -------------------------------------- -------------  --------------
2.01.04.02    Tax installments                            27,609         26,208
----------- -------------------------------------- -------------  --------------
2.01.04.03    Provision for income tax                     3,495            501
----------- -------------------------------------- -------------  --------------
2.01.05       Dividends payable                                0         59,441
----------- -------------------------------------- -------------  --------------
2.01.06       Provisions                                 103,263         86,606
----------- -------------------------------------- -------------  --------------
2.01.06.01    Provision for net capital deficiency       103,263         86,606
----------- -------------------------------------- -------------  --------------
2.01.07       Payables to related companies               43,047         29,436
----------- -------------------------------------- -------------  --------------
2.01.07.01    Current accounts with related companies     43,047         29,436
----------- -------------------------------------- -------------  --------------
2.01.08       Other liabilities                          141,544        148,974
----------- -------------------------------------- -------------  --------------
2.01.08.01    Purchase of assets                           1,269          4,026
----------- -------------------------------------- -------------  --------------
2.01.08.02    Salaries and related contributions          93,017         85,529
----------- -------------------------------------- -------------  --------------
2.01.08.03    Public services                              2,896          2,873
----------- -------------------------------------- -------------  --------------
2.01.08.04    Rents                                       13,717         13,097
----------- -------------------------------------- -------------  --------------
2.01.08.05    Advertising                                  1,741          1,962
----------- -------------------------------------- -------------  --------------
2.01.08.06    Insurance                                    1,533          4,305
----------- -------------------------------------- -------------  --------------
2.01.08.07    Other accounts payable                      27,371         37,182
----------- -------------------------------------- -------------  --------------
2.02          Long-term liabilities                    1,970,861      2,135,469
----------- -------------------------------------- -------------  --------------
2.02.01       Loans and financings                       479,649        702,200
----------- -------------------------------------- -------------  --------------
2.02.02       Debentures                                 478,690        477,359
----------- -------------------------------------- -------------  --------------
2.02.03       Provisions                                       0              0
----------- -------------------------------------- -------------  --------------
2.02.04       Payables to related companies                    0              0
----------- -------------------------------------- -------------  --------------
2.02.05       Other liabilities                        1,012,522        955,910
----------- -------------------------------------- -------------  --------------
2.02.05.01    Provision for contingencies                915,641        854,432
----------- -------------------------------------- -------------  --------------
2.02.05.02    Purchase of assets                           2,861          2,803
----------- -------------------------------------- -------------  --------------
2.02.05.03    Tax installments                            85,751         88,126
----------- -------------------------------------- -------------  --------------
2.02.05.04    Others                                       8,269         10,549
----------- -------------------------------------- -------------  --------------
2.03          Deferred income                                  0              0
----------- -------------------------------------- -------------  --------------
2.05          Shareholders' equity                     3,689,391      3,632,664
----------- -------------------------------------- -------------  --------------
2.05.01       Paid-up capital                          2,979,428      2,749,774
----------- -------------------------------------- -------------  --------------
2.05.02       Capital reserves                           344,242        344,242
----------- -------------------------------------- -------------  --------------
2.05.02.01    Fiscal incentives                                0             0
----------- -------------------------------------- -------------  --------------
2.05.02.02    Subscription bonus                         344,242        344,242
----------- -------------------------------------- -------------  --------------
2.05.03       Revaluation reserves                             0              0
----------- -------------------------------------- -------------  --------------
2.05.03.01    Own assets                                       0              0
----------- -------------------------------------- -------------  --------------
2.05.03.02    Subsidiary/associated companies                  0              0
----------- -------------------------------------- -------------  --------------
2.05.04       Revenue reserves                           365,721        538,648
----------- -------------------------------------- -------------  --------------
2.05.04.01    Legal                                       76,179         76,179
----------- -------------------------------------- -------------  --------------
2.05.04.02    Statutory                                        0              0
----------- -------------------------------------- -------------  --------------
2.05.04.03    For contingencies                                0              0
----------- -------------------------------------- -------------  --------------
2.05.04.04    Unrealized profits                          13,867         13,867
----------- -------------------------------------- -------------  --------------
2.05.04.05    Retention of profits                       275,675        284,513
----------- -------------------------------------- -------------  --------------
2.05.04.06    Special for undistributed dividends              0              0
----------- -------------------------------------- -------------  --------------
2.05.04.07    Other                                            0        164,089
----------- -------------------------------------- -------------  --------------
2.05.04.07.01 Reserve for expansion                            0        164,089
----------- -------------------------------------- -------------  --------------
2.005.005     Retained earnings/accumulated deficit            0              0
----------- -------------------------------------- -------------  --------------

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01    - IDENTIFICATION

-------------------------------------------------------------------------------
1 - CVM CODE  2 - COMPANY NAME                        3 - National Corporate
01482-6       COMPANHIA BRASILEIRA DE DISTRIBUICAO    Taxpayers' Registration
                                                      - CNPJ
                                                      47.508.411/0001-56
-------------------------------------------------------------------------------


03,01 - STATEMENT OF INCOME FOR THE QUARTER (Thousands of reais)

-----------------------------------------------------------------------------------------------------------------------------------
 1 - CODE  2 - DESCRIPTION                               3 - 4/1/2003 to     3 - 1/1/2003 to    5 - 4/1/2002 to   6 - 1/1/2002 to
                                                             6/30/2003           6/30/2003          6/30/2002         6/30/2002
 ----------------------------------------------------------------------------------------------------------------------------------
 3.01       Gross sales and/or services                      2,669,489           5,308,801          2,192,584         4,410,852
 ----------------------------------------------------------------------------------------------------------------------------------
 3.02       Deductions                                        (420,212)           (826,689)          (340,266)         (681,630)
 ----------------------------------------------------------------------------------------------------------------------------------
 3.03       Net sales and/or services                        2,249,277           4,482,112          1,852,318         3,729,222
 ----------------------------------------------------------------------------------------------------------------------------------
 3.04       Cost of sales and/or services rendered          (1,623,818)         (3,232,358)        (1,320,235)       (2,666,927)
 ----------------------------------------------------------------------------------------------------------------------------------
 3.05       Gross profit                                       625,459           1,249,754            532,083         1,062,295
 ----------------------------------------------------------------------------------------------------------------------------------
 3.06       Operating (expenses) income                       (565,693)         (1,157,398)          (480,024)         (918,162)
 ----------------------------------------------------------------------------------------------------------------------------------
 3.06.01    Selling                                           (343,254)           (682,845)          (291,453)         (582,974)
 ----------------------------------------------------------------------------------------------------------------------------------
 3.06.02    General and administrative                         (94,950)           (194,131)           (75,047)         (148,237)
 ----------------------------------------------------------------------------------------------------------------------------------
 3.06.03    Financial                                          (52,089)           (117,956)           (28,365)          (40,901)
 ----------------------------------------------------------------------------------------------------------------------------------
 3.06.03.01 Financial income                                   141,048             243,529            112,499           213,672
 ----------------------------------------------------------------------------------------------------------------------------------
 3.06.03.02 Financial expenses                                (193,137)           (361,485)          (140,864)         (254,573)
 ----------------------------------------------------------------------------------------------------------------------------------
 3.06.04    Other operating income                                   0                   0                  0                 0
 ----------------------------------------------------------------------------------------------------------------------------------
 3.06.05    Other operating expenses                          (119,093)           (214,529)           (96,772)         (194,648)
 ----------------------------------------------------------------------------------------------------------------------------------
 3.06.05.01 Other taxes and charges                             (8,878)            (17,567)           (11,895)          (22,077)
 ----------------------------------------------------------------------------------------------------------------------------------
 3.06.05.02 Depreciation and amortization                      (93,557)           (182,717)           (84,411)         (161,880)
 ----------------------------------------------------------------------------------------------------------------------------------
 3.06.05.03 Loss on investment in subsidiary company           (16,658)            (14,245)              (466)          (10,691)
 ----------------------------------------------------------------------------------------------------------------------------------
 3.06.06    Equity in the results of subsidiary and
            associated companies                                43,693              52,063             11,613            48,598
 ----------------------------------------------------------------------------------------------------------------------------------
 3.07       Operating profit                                    59,766              92,356             52,059           144,133
 ----------------------------------------------------------------------------------------------------------------------------------
 3.08       Non-operating results                                2,269               3,376              1,510             2,553
 ----------------------------------------------------------------------------------------------------------------------------------
 3.08.01    Revenue                                              2,269               3,575              1,510             2,578
 ----------------------------------------------------------------------------------------------------------------------------------
 3.08.02    Expenses                                                 0                (199)                 0               (25)
 ----------------------------------------------------------------------------------------------------------------------------------
 3.09       Income before taxation and profit sharing           62,035              95,732             53,569           146,686
 ----------------------------------------------------------------------------------------------------------------------------------
 3.10       Provision for income tax and social contribution    (3,619)            (14,305)            (2,946)          (40,266)
 ----------------------------------------------------------------------------------------------------------------------------------
 3.11       Deferred income tax                                 (1,689)             15,924                  0                 0
 ----------------------------------------------------------------------------------------------------------------------------------
 3.12       Statutory profit sharing and contributions               0                   0                  0                 0
 ----------------------------------------------------------------------------------------------------------------------------------
 3.12.01    Profit sharing                                           0                   0                  0                 0
 ----------------------------------------------------------------------------------------------------------------------------------
 3.12.02    Contributions                                            0                   0                  0                 0
 ----------------------------------------------------------------------------------------------------------------------------------
 3.13       Reversal of interest on own capital                      0                   0                  0                 0
 ----------------------------------------------------------------------------------------------------------------------------------
 3.15       Net income for the quarter/six-month period         56,727              97,351             50,623            106,420
 ----------------------------------------------------------------------------------------------------------------------------------
            Number of shares, ex-treasury (in thousands)   113,186,139         113,186,139        113,064,539        113,064,539
 ----------------------------------------------------------------------------------------------------------------------------------
            Net income per share                               0.00050             0.00086            0.00045           0.00094
 ----------------------------------------------------------------------------------------------------------------------------------
            Loss per share
 ----------------------------------------------------------------------------------------------------------------------------------

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01    - IDENTIFICATION

-------------------------------------------------------------------------------
1 - CVM CODE  2 - COMPANY NAME                        3 - National Corporate
01482-6       COMPANHIA BRASILEIRA DE DISTRIBUICAO    Taxpayers' Registration
                                                      - CNPJ
                                                      47.508.411/0001-56
-------------------------------------------------------------------------------

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais, except when indicated)

1     Operations

      The Company operates primarily as a retailer of food, apparel, home appliances and other products through its chain of hypermarkets, supermarkets, specialized outlets and home appliance stores which operate under the tradenames: "Pao de Acucar", "Extra", "Barateiro", "Comprebem" and "ExtraEletro". At June 30, 2003, the Company had 489 stores (494 at March 31, 2003), of which 407 operated by the Company, 18 managed by its subsidiary Novasoc Comercial Ltda, ("Novasoc"), 56 managed by its subsidiary Se Supermercados Ltda ("Se") and 8 stores managed by its subsidiary Companhia Pernambucana de Alimentacao, ("CIPAL").

2     Significant Accounting Policies and Consolidation Criteria

      The financial information has been prepared in conformity with the accounting principles and practices adopted in the preparation of the Company's financial statements as of and for the year ended December 31, 2002, which were published on February 19, 2003.

      For the purposes of consolidating the financial information of the Company and its subsidiaries Novasoc, Se, CIPAL and Golden Auto Posto Ltda, ("Golden"), the amounts of investments in proportion to the equity of the investing company in the results of the investee, and intercompany assets, liabilities, revenue, expenses and unrealized profits were eliminated.

      Pursuant to CVM Instruction 247, the financial information of the wholly-owned subsidiary CBD Technology, Inc, ("CBD Tech") was not consolidated since it is immaterial to the consolidated financial statements.

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses. Accordingly, the financial information of the parent company and the consolidated financial information include various estimates, amongst which those relating to the definition of useful lives of permanent assets, provisions necessary for contingent liabilities, provisions for income tax and others. Actual results could differ from those estimates.

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01    - IDENTIFICATION

-------------------------------------------------------------------------------
1 - CVM CODE  2 - COMPANY NAME                        3 - National Corporate
01482-6       COMPANHIA BRASILEIRA DE DISTRIBUICAO    Taxpayers' Registration
                                                      - CNPJ
                                                      47.508.411/0001-56
-------------------------------------------------------------------------------

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais, except when indicated)

3     Trade Accounts Receivable




                                                                              Parent company    Consolidated
                                                                ----------------------------    --------------
                                                                6.30.2003          3.31.2002         6.30.2003
                                                                ---------       ------------    --------------
      Current

      Attributable to sales involving:
        Credit card entities                                      461,150            452,877           524,621
        Customer credit financings                                156,395            189,157           163,456
        Sales vouchers and others                                  82,696            111,918            87,160
        Installment sales (post-dated checks)                      57,516             80,907            65,523
        Accounts receivable - subsidiary companies                251,206            175,564
        Allowance for doubtful accounts                           (24,949)           (26,697)          (26,099)
                                                                ---------          ----------        ---------
                                                                  984,014            983,726           814,661
                                                                =========          =========         =========
      Long-term

      Attributable to sales involving:
        Customer credit financing and other                        14,510              7,635            18,529
        Accounts receivable - Paes Mendonca                                                            253,874
                                                                  -------             ------           --------
                                                                   14,510              7,635           272,403
                                                                  =======             ======           ========


      Credit card sales relate to sales through co-branded third party credit cards, and may be paid in installments in up to 12 months.

      Customer credit financings accrues interest of to 7.9% per month (3.31.2003 - 4.5% to 7.9%) and with payment terms of up to 24 months for installment plants. Installment sales represent post-dated checks which accrue interest of up to 6.9% per month (3.31.2003 - 6.9%) and settlement in up to 60 days.

      Accounts receivable from subsidiary companies (Novasoc, Se and CIPAL) relate to the sale of merchandise supplied to the stores by the Company.

      Accounts receivable - Paes Mendonca - relate mainly to payments by Novasoc of certain of Paes Mendonca's obligations under the terms of the lease agreement with Paes Mendonca S.A. ("Paes Mendonca"), which are remunerated based on the IGP-M (General Price Index). Pursuant to the contract, the receivables are secured based on the location rights of stores currently operated by Novasoc.

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01    - IDENTIFICATION

-------------------------------------------------------------------------------
1 - CVM CODE  2 - COMPANY NAME                        3 - National Corporate
01482-6       COMPANHIA BRASILEIRA DE DISTRIBUICAO    Taxpayers' Registration
                                                      - CNPJ
                                                      47.508.411/0001-56
-------------------------------------------------------------------------------

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais, except when indicated)

      The allowance for doubtful accounts is estimated based on the average of prior-period effective losses complemented by management's estimate of probable future losses:



                                                                              Parent company      Consolidated
                                                               -----------------------------    --------------
                                                                6.30.2003          3.31.2003         6.30.2003
                                                               --------------    -----------     -------------
      Attributable to sales involving:
      Customer credit financings                                  (23,002)           (24,772)         (23,929)
      Installment sales (post-dated checks)                        (1,947)            (1,925)          (2,170)
                                                                ---------            -------        ---------
                                                                  (24,949)           (26,697)         (26,099)
                                                                =========            =======        =========



      The policies for establishing this allowance are as follows:

      . Customer credit financings - based on historical loss indices over the past 12 months; the write-offs of receivables overdue for more than 180 days are charged against the allowance.

      . Installment sales (post-dated checks) - based on the historical average indices of checks returned and recoveries over the past 12 months; the write-off of returned checks is effected after all legal procedures have been completed and are charged against the allowance.

      . Credit cards and sales vouchers - an allowance for doubtful accounts is not required as the credit risk is substantially assumed by the third party entities.

4     Inventories



                                                                             Parent company       Consolidated
                                                               ------------------------------------------------
                                                                6.30.2003         03.31.2003         6.30.2003
                                                               -------------  --------------      ------------
      In stores                                                   466,146            564,530           542,836
      In distribution centers                                     208,976            270,308           219,552
                                                               ----------     --------------      ------------
                                                                  675,122            834,838           762,388
                                                               ==========     ==============      ============


(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01    - IDENTIFICATION

-------------------------------------------------------------------------------
1 - CVM CODE  2 - COMPANY NAME                        3 - National Corporate
01482-6       COMPANHIA BRASILEIRA DE DISTRIBUICAO    Taxpayers' Registration
                                                      - CNPJ
                                                      47.508.411/0001-56
-------------------------------------------------------------------------------

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais, except when indicated)


5     Related Companies

      Receivables: These are receivables generated substantially by trade commission transactions with subsidiaries Se and Golden and the parent company amounting to R$ 509,684 (03.31.2003 - R$ 583,740).

      Payables: These balances refer to payables generated substantially by trade commission transactions with subsidiaries Novasoc and CIPAL, and the parent company amounting to R$ 43,047 (3.31.2003 - R$ 29,436).

      The contracts of trade commission with related parties bear financial charges comparable to the administration fee on such trade commissions.

6     Investments

(a) Information on investments at June 30, 2003


                                                                                  Shareholders'     Net income
                                         Shares/     Percentage                         equity          (loss)
                                          Quotas         owner-                   (net capital         for the
                                            Held       ship - %         Capital    deficiency)         quarter
                                    ------------     ----------       ---------   -----------       ----------
      Novasoc                              1,000          10.00              10       (103,263)       (16,658)
      CBD Tech                             1,000          99.99          21,006         16,419         (1,619)
      Se                             996,806,689          99.99         996,807        445,312         45,184
      Golden                             649,999          99.99             650            663            128


      Goodwill on the acquisition of companies is supported by appraisal reports of independent experts and is based principally on the expected future profitability of these companies and valuation of property and equipment, and is being amortized based on the profitability of the stores acquired and/or in conformity with the depreciable lives of the assets from which the goodwill was derived, where applicable, over a maximum period of 10 years. Upon merger of these investees, the portion of goodwill relating to expected future profitability was transferred to deferred charges (Note
      8).

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01    - IDENTIFICATION

-------------------------------------------------------------------------------
1 - CVM CODE  2 - COMPANY NAME                        3 - National Corporate
01482-6       COMPANHIA BRASILEIRA DE DISTRIBUICAO    Taxpayers' Registration
                                                      - CNPJ
                                                      47.508.411/0001-56
-------------------------------------------------------------------------------

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais, except when indicated)

(b)   Change in investments



                                                                                   Transfer to
                                                                                  provision for
                                At March 31,      Equity in     Amortization of    net capital         At June 30,
                                       2003       the results       goodwill       deficiency                2003
                                -----------     -------------   ---------------  ---------------       -----------
      Novasoc                                        (16,658)                         16,658
      CBD Tech                      18,038            (1,619)                                           16,419
      Se                           647,427            45,184          (3,862)                          688,749
      Golden                         2,021           128,000        (212,000)                            1,937
      Outros                           236                                                                 236
                                -----------         --------       ---------        --------          --------
      Parent Company               667,722            27,035          (4,074)         16,658           707,341
                                ===========         ========       =========        ========          ========
      Consolidated                 268,974            (1,619)         (4,122)                          263,233
                                ===========         ========       =========        ========          ========


      Novasoc: On May 10, 1999, the Company acquired 10% of the quotas of Novasoc, which on April 30, 1999 had leased 25 stores of the Paes Mendonca chain (June 30, 2003 - 18 stores), Paes Mendonca will continue to exist and contractually is fully and solely responsible for all and any tax, labor, social security, commercial and other liabilities incurred prior to the lease agreement with Novasoc. The agreement term is for five years and may be extended twice for similar periods via notification by Novasoc to Paes Mendonca. During the legal term of the agreement, Novasoc has an option to purchase the Paes Mendonca shares, and the shareholders of Paes Mendonca cannot sell their shares without the prior and express approval of Novasoc.

      Under the bylaws, the appropriation of net income of Novasoc need not be made proportionally to quotaholdings in this company. At a general quotaholders' meeting held on December 29, 2000, it was agreed that the Company would share prospectively in 99,98% of Novasoc's results.

      On June 30, 2003, the subsidiary Novasoc presented negative shareholders' equity. However, because its operating continuity and future economic feasibility are guaranteed by the parent company, the Company recorded R$ 103,263 (3.31.2003 - R$ 86,606), in a provision for net capital deficiency to recognize obligations to the creditors.

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01    - IDENTIFICATION

-------------------------------------------------------------------------------
1 - CVM CODE  2 - COMPANY NAME                        3 - National Corporate
01482-6       COMPANHIA BRASILEIRA DE DISTRIBUICAO    Taxpayers' Registration
                                                      - CNPJ
                                                      47.508.411/0001-56
-------------------------------------------------------------------------------

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais, except when indicated)

7     Property and Equipment

                                                                   Consolidated
                                                Parent Company    Quarter ended
                                    --------------------------    -------------
                                    6.30.2003        6.30.2002       6.30.2003
                                    ---------        ---------    -------------
       Investments (i)                 75,779          213,445          96,739
       Capitalized interest (ii)       10,458            8,471
                                       10,458
                                   ----------         --------    -------------
                                       86,237          221,916         107,197
                                   ==========         =========   =============

   (i) The investments made by the Company relate to purchases of operating assets, land and buildings to expand activities, construction of new stores and distribution centers, expansion of distribution centers, remodeling of various stores, new equipment and assets of acquired companies.

   (ii) In conformity with CVM Resolution 193, interest and financial charges on loans and financing obtained from third parties during the construction or remodeling of stores of the Company, directly or indirectly attributable to the process of acquisition, construction and operating expansion are capitalized. The appropriation of capitalized interest and financial charges to results is consistent with the depreciation terms of the financed assets.

8     Deferred Charges

                                                At March                At June
                                               31, 2003   Amortization  30, 2003
                                               --------------------------------
      Parent company

      Goodwill                                  657,515     (14,399)    643,116
      Pre-operating expenses                     78,941      (7,693)     71,248
                                                -------------------------------
      Subtotal                                  736,456     (22,092)    714,364

      Subsidiary companies

      Pre-operating expenses                     12,148      (1,874)     10,274
                                                -------------------------------
      Subtotal                                   12,148      (1,874)     10,274
                                                -------------------------------

      Consolidated                              748,604     (23,966)    724,638
                                                ===============================

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01    - IDENTIFICATION

-------------------------------------------------------------------------------
1 - CVM CODE  2 - COMPANY NAME                        3 - National Corporate
01482-6       COMPANHIA BRASILEIRA DE DISTRIBUICAO    Taxpayers' Registration
                                                      - CNPJ
                                                      47.508.411/0001-56
-------------------------------------------------------------------------------

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais, except when indicated)

(a)   Goodwill

      Goodwill based on expected future profitability of the subsidiaries that were merged by the Company during the year was transferred from the Investment account to Deferred Charges, and will continue to be amortized over the periods consistent with the profit projections on which they were originally based, over a maximum period of 10 years.

(b)   Pre-operating expenses and other

      Up to December 31, 2001, these expenses include employees' salaries, training, and rent which are deferred until the stores in construction and/or refurbishment start operating normally and these expenses were amortized over a period of up to five years. As from the year ended December 31, 2002, the expenses are fully recognized in the results of the year, in which they are incurred.

9     Loans and Financings



                                                                                    Parent company   Consolidated
                                                                            ---------------------------------------
                        Annual interest and charges                     6.30.2003       3.31.2003      6.30.2003
                   ------------------------------------------------------------------------------------------------
      Short-term
      Local currency
        BNDES (i)            Exchange variation + 3.5%                    20,695          31,626         20,695
                             TJLP + 1% to 3.5%                           128,331         136,012        128,331
                             Exchange variation/TJLP + 4% to 4.1%         13,801          14,232         13,801

      Working capital (ii)   22.6%, TJLP + 3.5% and 95% do CDI
                             (3.31.03 - 21.9 % and TJLP + 3.5%)          130,758          2,118         130,758


      Foreign currency with swap for Reais

        Working capital (ii) 61.9% to 108.5% of CDI
                             (3.31.03 - 61.9 % to 108.9% of CDI)       1,433,202       1,424,557      1,439,902
        Imports              Exchange variation                            7,235           1,476          7,235
                                                                       ---------       ---------      ---------
                                                                       1,734,022       1,610,021      1,740,722
                                                                       =========       =========      =========

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01    - IDENTIFICATION

-------------------------------------------------------------------------------
1 - CVM CODE  2 - COMPANY NAME                        3 - National Corporate
01482-6       COMPANHIA BRASILEIRA DE DISTRIBUICAO    Taxpayers' Registration
                                                      - CNPJ
                                                      47.508.411/0001-56
-------------------------------------------------------------------------------

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais, except when indicated)




                                                                                  Parent company   Consolidated
                                                                       -------------------------   ------------
                             Annual interest and charges               6.30.2003       3.31.2003      6.30.2003
                             ---------------------------------         ---------       ---------      ---------
      Long-term
      Local currency

        BNDES (i)            Exchange variation + 3.5%                    28,778          36,347         28,778
                             TJLP + 1% to 3.5%                           189,000         213,700        189,000
                             Exchange variation/TJLP + 4% to 4.1%         37,032          41,896         37,032

      Working capital (ii)   TJLP + 3.5%                                   2,164           2,854          2,164

      Foreign currency with swap for Reais

        Working capital (ii) 67%  to 104.5% of CDI (3.31.03 - 61.9% to
                             104.5% of CDI)                              222,675         407,403        222,675
                                                                        --------        --------        -------
                                                                         479,649         702,200        479,649
                                                                        ========        ========        =======


Long-term amounts fall due as follows:

                                               6.30.2003           3.31.2003
                                               ---------           ---------

      2004 (beginning in July)                   126,496             377,622
      2005                                       246,839             224,990
      2006                                        83,228              71,788
      2007 onwards                                23,086              27,800
                                               ---------           ---------
                                                 479,649             702,200

(i) The contracts with BNDES require that the Company meet certain ratios as follows: (i) capitalization ratio (stockholders' equity/current assets) equal or higher than 0.40 and (ii) liquidity ratio (current assets/current liabilities) equal or higher than 1.05, and payment of the credits in the Company's program of investments for construction and/or refurbishment of stores and purchase of equipment.

        An effective control of the follow-up of the restrictive clauses is maintained, and all clauses have been complied with. The parent company has offered a joint responsibility surety until contracts are settled.

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01    - IDENTIFICATION

-------------------------------------------------------------------------------
1 - CVM CODE  2 - COMPANY NAME                        3 - National Corporate
01482-6       COMPANHIA BRASILEIRA DE DISTRIBUICAO    Taxpayers' Registration
                                                      - CNPJ
                                                      47.508.411/0001-56
-------------------------------------------------------------------------------

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais, except when indicated)


 (ii) The working capital loans are mainly funds obtained with fixed financial charges and used to finance direct consumer credit transactions, mainly customer credit financings and post-dated checks, as well as for financing of acquisition, constructions and operating expansion.

        In order to mitigate the impact of exchange variations on loans and financings in foreign currency, the Company contracts foreign currency interest rate swaps to the Real/CDI interest rate.

        Financings are guaranteed by promissory notes and shareholders' sureties.

10    Debentures - Parent Company

(a)   Composition of outstanding debentures



                                                               Annual
                                                       Number  financial
                       Type                       outstanding  charges             6.30.2003       3.31.2003
                       ------------------------   -----------  --------------    -----------       ---------
2nd issue - 1st series Subordinate                      1,850  IGP-M + 13%             2,696           2,621
2nd series             Subordinate                     25,000  IGP-M + 13%            18,242          17,734
4th issue -            sole series  Floating           99,908  TJLP + 3.5%           123,701         118,588
5th issue - 1st series Without preference              40,149  CDI + 1.45%           425,784         401,490
                                                                                 -----------         --------
                                                                                     570,423         540,433
                                                                                 -----------         -------
Long-term liabilities                                                               (478,690)       (477,359)
                                                                                 -----------         -------
Current liabilities                                                                   91,733          63,074
                                                                                 ===========         =======
(b) Long-term debentures by year of maturity

                                                                                  6.30.2003         3.31.2003
                                                                                 ----------         ---------
      2004 (beginning in July)                                                       38,600            37,935
      2005                                                                           38,600            37,934
      2007                                                                          401,490           401,490
                                                                                 ----------          --------
                                                                                    478,690           477,359
                                                                                 ==========          ========

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01    - IDENTIFICATION

-------------------------------------------------------------------------------
1 - CVM CODE  2 - COMPANY NAME                        3 - National Corporate
01482-6       COMPANHIA BRASILEIRA DE DISTRIBUICAO    Taxpayers' Registration
                                                      - CNPJ
                                                      47.508.411/0001-56
-------------------------------------------------------------------------------

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais, except when indicated)

Debentures issue costs, mainly, commissions, were recorded as Prepaid expenses and are appropriated in accordance with the maturity term of the debentures.

The remuneration of the 1st series of the 5th issue will be renegotiated after 24 months, as from the issue date.

The Company is required to comply, during the term of the 1st series of the debentures of the 5th issue, with certain covenants:

     - Consolidated net debt (debt less cash and cash equivalents and accounts receivable) no higher than stockholder's equity; and

     - Maintenance of a ratio between the consolidated net debt and consolidated EBITDA less than or equal to 4.


11    Provision for Contingencies



                                                                    Parent company        Consolidated
                                                    -------------------------------------------------
                                                    6.30.2003          03.31.2003           6.30.2003

Social Contribution on Revenues (COFINS) and
  Social Integration Program (PIS) (i)                591,010            536,153             670,886
National Institute of Social Security (INSS) (ii)     256,365            246,162             258,035
Income tax (iii)                                       41,427             48,414              42,661
Labor and other                                        26,839             23,703              31,825
                                                    ---------         ----------           ---------
                                                      915,641            854,432           1,003,407
                                                    =========         ==========           =========

      The Company is defendant, at various judicial levels, of tax, labor and civil lawsuits. In the cases in which its internal and external legal advisors consider loss to the probable the Company has recorded a provision for loss in amounts considered sufficient to cover any unfavorable outcomes.

(i) A favorable decision was granted in the lower courts not to apply Law 9718/98 and therefore permitting the payment of COFINS under the terms of Complementary Law 70/91 (2% on revenue) and of PIS under Law 9715/98 (0,65% on revenue) as from February 1, 1999.

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01    - IDENTIFICATION

-------------------------------------------------------------------------------
1 - CVM CODE  2 - COMPANY NAME                        3 - National Corporate
01482-6       COMPANHIA BRASILEIRA DE DISTRIBUICAO    Taxpayers' Registration
                                                      - CNPJ
                                                      47.508.411/0001-56
-------------------------------------------------------------------------------

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais, except when indicated)

(ii) A preliminary injunction was granted to offset contributions considered as paid in excess for Labor Accident Insurance (SAT) and Education Allowance against payables of the same nature to the INSS. However, the amounts not paid have been maintained in the provision for contingencies - INSS until a final ruling is obtained. Complying with a court order, the Company has been acquiring government bonds and placing them in judicial escrow in order to have the right to offset the Education Allowance amounts which it considers as having been paid in excess.

(iii) The provision for income tax contingencies includes disputed amounts, as well as recognition, based on judicial ruling, of the effects of depreciation of fixed assets relating to the inflation index differences arising from the Plano Verao (Economic stabilization plan).

12    Income Tax and Social Contribution

(a)   Income tax and social contribution reconciliation

Semester ended 6.30.2003

                                                   Parent company  Consolidated
                                                   ----------------------------
Income before taxes                                      95,732        83,043
                                                      ---------      --------
Income tax at nominal rates                             (23,933)      (20,761)

Tax credit on tax losses of subsidiary companies                       39,920
Income tax incentives                                       176           176
Equity in the results and provision for net
  capital deficiencies of subsidiary companies            9,454          (647)
Other permanent adjustments, net (additions/exclusions)  15,922        (4,380)
                                                       --------        ------
      Effective income tax                                1,619        14,308
                                                       ========        ======
Semester ended 6.30.2003

                                                   Parent company  Consolidated
                                                   ----------------------------
      Income tax for the year
        Current                                          14,305        19,724
        Deferred                                        (15,924)      (34,032)
                                                       --------       --------
                                                         (1,619)      (14,308)
                                                       ========       ========

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01    - IDENTIFICATION

-------------------------------------------------------------------------------
1 - CVM CODE  2 - COMPANY NAME                        3 - National Corporate
01482-6       COMPANHIA BRASILEIRA DE DISTRIBUICAO    Taxpayers' Registration
                                                      - CNPJ
                                                      47.508.411/0001-56
-------------------------------------------------------------------------------

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais, except when indicated)

(b)   Deferred Income Tax

       In compliance with CVM Deliberation 273/98 and CVM Instruction 371/02 , deferred tax assets of R$ 17,847 (3.31.2003 - R$ 19,650); consolidated - R$ 282,411 (3.31.2003 - R$ 271,643) arising from tax losses and timing differences were recorded in long-term receivables at June 30, 2003, based on projections of future taxable income and with a realization period estimated at up to five.

                             Parent company         Consolidated
                             --------------         ------------
      2003                          17,847              65,375
      2004                                              70,982
      2005                                              87,150
      2006 onwards                                      58,904
                                 ---------            --------
                                    17,847             282,411
                                 =========            ========

      Further unrecorded tax credits on tax losses and negative social contribution bases arising from its subsidiaries, amounting to approximately R$ 30,000, are also available but recorded off-books because they do not currently meet the requirements established by IBRACON and CVM.

13    Shareholders' Equity

(a)   Capital and share rights

      Authorized capital is 150,000,000,000 shares, Subscribed and paid-up capital comprises 113,186,139,433 nominative shares with no nominal value, of which 63,470,811,399 are common voting and 49,715,328,034 are preferred.

      Preferred shares are non-voting, but have the same rights and advantages as the common shares, besides priority assured in the by-laws to reimbursement of capital and receipt of a minimum non-cumulative annual dividend of R$ 0,15 per thousand shares.

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01    - IDENTIFICATION

-------------------------------------------------------------------------------
1 - CVM CODE  2 - COMPANY NAME                        3 - National Corporate
01482-6       COMPANHIA BRASILEIRA DE DISTRIBUICAO    Taxpayers' Registration
                                                      - CNPJ
                                                      47.508.411/0001-56
-------------------------------------------------------------------------------

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais, except when indicated)

      Holders of all shares are entitled each year to dividends and/or interest on own capital of not less than 25% of net income for the year, calculated in conformity with the requirements of Brazilian corporate legislation.

      Changes in the capital account and number of shares in 2003

      Number of shares- thousand
      --------------------------

                                        Capital      Preferred         Common
                                      ---------     ----------     ----------
      At March 31, 2003                2,749,774    49,715,328     63,470,811
                                      ----------    ----------     ----------
      Capitalization of reserves (i)     229,654
                                      ----------
      At June 30, 2003                 2,979,428    49,715,328     63,470,811
                                      ==========    ==========     ==========

(i) On April 30, 2003, the Extraordinary General Meeting approved the capitalization of reserves set up in prior years, to preserve resources to expand the Company's business, totaling R$ 229,654, divided as follows:

- Expansion Reserve, set up at the general meeting held on April 29, 2002, amounting to R$ 164,089.

-Retained Earnings Reserve, based on the capital budget, amounting to R$
 65,565. From this amount, R$ 18,232 were set up at the general meeting held on April 29, 2002 and R$ 47,333 at previous general meetings.

(b)   Revenue reserves

 (i) Legal reserve: Amount appropriated to reserve equivalent to 5% of net income for the year before any appropriations, and limited to 20% of capital.

 (ii) Expansion reserve: Amounts approved by the shareholders to maintain resources to finance additional capital investments and working capital through the appropriation up to 90% of the net income remaining after the legal appropriations.

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01    - IDENTIFICATION

-------------------------------------------------------------------------------
1 - CVM CODE  2 - COMPANY NAME                        3 - National Corporate
01482-6       COMPANHIA BRASILEIRA DE DISTRIBUICAO    Taxpayers' Registration
                                                      - CNPJ
                                                      47.508.411/0001-56
-------------------------------------------------------------------------------

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais, except when indicated)


(iii) Unrealized earnings reserve: This reserve is being realized in proportion to the realization of the permanent assets which generated the balance.

(c)   Preferred Stock Option Plan

      At the Annual and Extraordinary General Meetings held on April 28, 1997, the preferred stock option plan for company directors and employees became effective, and the first options were granted relating to 1996.

      The exercise price for each lot of shares is at least 60% of the weighed average of the preferred shares traded in the week the option is granted. The percentage may vary for each beneficiary or series.

      Exercise dates are as follows: (i) 50% in the last month of the third year subsequent to the option date (1st tranche) and (ii) 50% in the last month of the fifth year subsequent to the option date (2nd tranche), under the condition that the sale of a certain number of shares will be restricted until the date of retirement of the beneficiary.

      Shares from options exercised have the same rights granted to other shareholders Management of this plan was entrusted to a committee appointed by the Administrative Council,

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01    - IDENTIFICATION

-------------------------------------------------------------------------------
1 - CVM CODE  2 - COMPANY NAME                        3 - National Corporate
01482-6       COMPANHIA BRASILEIRA DE DISTRIBUICAO    Taxpayers' Registration
                                                      - CNPJ
                                                      47.508.411/0001-56
-------------------------------------------------------------------------------

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais, except when indicated)



      Information on the stock option plan is summarized as follows:

                                                                     Preferred
                                                                        shares
                                                                 (in thousands)
                                                                  -------------
      Options granted

         I Series - May 9, 1997                                        278,600
         II Series - December 22, 1997                                 373,200
         III Series - December 18, 1998                              1,007,074
         IV Series - March 31, 2000                                    305,975
         V Series - April 2, 2001                                      361,660
         VI Series - March 15, 2002                                    412,600
         VII Series - May 16, 2003                                     499,840
                                                                  -------------
                                                                     3,238,949
                                                                  -------------
      Options not granted                                            1,819,925
                                                                  -------------
      Total size of the option plan                                  5,058,874
                                                                  -------------
      Options exercised

         I Series - December 15, 1999 (1st tranche)                   (138,950)
         II Series - December 13, 2000 (1st tranche)                  (172,100)
         I Series - December 7, 2001 (2nd tranche)                     (90,600)
         III Series - December 7, 2001 (1st tranche)                  (500,785)
         III Series - April 10, 2002 (1st tranche)                      (3,400)
         II Series - December 19, 2002 (2nd tranche)                  (120,900)
         III Series - December 19, 2002 (1st tranche - partial)           (700)
                                                                  -------------
      Current size of the option plan                                4,031,439
                                                                  =============

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01    - IDENTIFICATION

-------------------------------------------------------------------------------
1 - CVM CODE  2 - COMPANY NAME                        3 - National Corporate
01482-6       COMPANHIA BRASILEIRA DE DISTRIBUICAO    Taxpayers' Registration
                                                      - CNPJ
                                                      47.508.411/0001-56
-------------------------------------------------------------------------------

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais, except when indicated)


14    Financial Instruments

(a)   General considerations

      Cross-currency interest rates swaps and derivative instruments are used to protect the assets and liabilities of the Company.

      Operations are carried out by the financial operations area in accordance with the strategy previously approved by the Board of Directors.

      Management evaluates the risks as minimal because there is no significant concentration with counterparties, and operations are realized with financial institution with high credit ratings and within approved limits.

(b)   Market value of financial instruments

      Financial investments are represented by short-them investments, stated at cost plus accrued earnings, which approximate market value.

      With the objective of exchanging the fixed charges on loans and financings exchange variation in foreign and local currency, the Company contracted cross-currency interest rate swaps to CDI floating rates, which reflect market value.

      The financial instruments, assets and liabilities, at June 30 and March 31 of 2003, recorded in asset and liability accounts, are carried at amounts which approximate market values.

(c)   Concentration of credit risk

      Financed sales are spread over a large number of customers. The Company manages the credit risk through a strict program of qualification and granting of credit.

      Doubtful receivables are adequately covered by the allowance for doubtful accounts.

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01    - IDENTIFICATION

-------------------------------------------------------------------------------
1 - CVM CODE  2 - COMPANY NAME                        3 - National Corporate
01482-6       COMPANHIA BRASILEIRA DE DISTRIBUICAO    Taxpayers' Registration
                                                      - CNPJ
                                                      47.508.411/0001-56
-------------------------------------------------------------------------------

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais, except when indicated)

15    Subsequent Events

      The Company authorized a financial institution to evaluate the benefits of selling of the receivables to receivables securitization mutual fund. The parameters for maturities and amounts of these receivables have not yet been decided.

16    Supplementary information

      The supplemental information includes, the statements of cash flow prepared in accordance with the IBRACON Accounting Standards and Procedures (NPC-20) which present cash from operating, investing and financing activities of the Company, and of the statements of added value prepared in accordance with the CVM Circular 01/00.

      (a) Statement of cash flow


                                                                 Parent company                   Consolidated
                                                        ------------------------------------------------------
                                                                                                Quarter ended
                                                        ------------------------------------------------------
                                                        6.30.2003     6.30.2002      6.30.2003       6.30.2002
                                                        ------------------------------------------------------
Cash flow generated by operating activities
  Net income for the year                                 97,351       106,420         97,351         106,420
  Adjustment to reconcile net income
    Deferred income tax                                  (15,924)       12,223        (34,032)        (15,227)
    Residual value of property and equipment
      disposals                                             (768)          268         (1,037)            268
    Depreciation and amortization                        182,717       161,880        204,359         182,303
    Interest and monetary variations, net of payments     47,665        91,125         96,847          97,821
    Equity in the results of investees                   (37,818)      (37,907)         2,588            (273)
    Provision for contingencies                          111,491        82,529        116,976          88,480
                                                        ------------------------------------------------------
                                                         384,714       416,538        483,052         459,792
                                                        ------------------------------------------------------


(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01    - IDENTIFICATION

-------------------------------------------------------------------------------
1 - CVM CODE  2 - COMPANY NAME                        3 - National Corporate
01482-6       COMPANHIA BRASILEIRA DE DISTRIBUICAO    Taxpayers' Registration
                                                      - CNPJ
                                                      47.508.411/0001-56
-------------------------------------------------------------------------------

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais, except when indicated)




                                                                 Parent company                   Consolidated
                                                        -------------------------------------------------------
                                                                                                 Quarter ended
                                                        -------------------------------------------------------
                                                        6.30.2003     6.30.2002      6.30.2003       6.30.2002
                                                        -------------------------------------------------------
      (Increase) decrease in assets
         Trade accounts receivable                         76,174        40,989        281,320         (58,263)
         Advances to suppliers and employees              (22,261)       14,029        (22,588)         13,997
         Inventories                                      193,605        73,992        218,422          87,301
         Taxes recoverable                                101,288       (47,891)        76,403         (46,856)
         Other assets                                     (48,175)      (59,735)       (58,696)        (62,110)
         Related parties                                  248,524      (106,420)          (397)            679
         Judicial deposits                                (11,386)       (7,380)       (12,180)         (8,115)
                                                         --------       -------        -------         --------
                                                          537,769       (92,416)       482,284         (73,367)
                                                         --------       -------        -------         --------
      Increase (decrease) in liabilities
         Suppliers                                       (642,014)     (193,829)      (664,597)       (170,226)
         Salaries and social security charges               7,046        10,158          8,546          (1,693)
         Taxes and social contributions payable            18,779        16,704         35,621          33,140
         Other accounts payable                              (974)       (4,821)        (1,513)        (34,106)
                                                         --------       -------        -------         --------
                                                         (617,163)     (171,788)      (621,943)       (172,885)
                                                         --------       -------        -------         --------
      Net cash flow generated by operating activities     305,320       152,334        343,393         213,540
                                                         --------       -------        -------         --------
      Cash flow from investing activities
         Business combinations                             (4,239)      (15,643)        (4,239)       (315,187)
         Acquisition of property and equipment assets    (143,052)     (307,957)      (193,910)        (10,150)
         Sales of property and equipment                    2,878                        3,214
                                                         --------       -------        -------         --------
      Net cash flow used in investing activities         (144,413)     (323,600)      (194,935)       (325,337)
                                                         --------       -------        -------         --------
      Cash flow generated by (used in) financing activities

         Capital increase                                                    59                             59
         Financings
            Fundings and refinancings                     740,014     1,183,474        740,014       1,132,065
            Payments                                     (982,056)     (587,486)      (982,056)       (597,879)
         Payment of dividends                             (59,441)      (60,774)       (59,441)        (60,774)
                                                         --------       -------        -------         --------
      Net cash flow generated by (used in) financing
         Activities                                      (301,483)      535,273)      (301,483)       (473,471)
                                                         --------       -------        -------         --------
      Net decrease in cash and cash equivalents          (140,576)      364,007       (153,025)        361,674
                                                         ========       =======       ========         =======


(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.02    - IDENTIFICATION

-------------------------------------------------------------------------------
1 - CVM CODE  2 - COMPANY NAME                        3 - National Corporate
01482-6       COMPANHIA BRASILEIRA DE DISTRIBUICAO    Taxpayers' Registration
                                                      - CNPJ
                                                      47.508.411/0001-56
-------------------------------------------------------------------------------

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais, except when indicated)




                                                                 Parent company                   Consolidated
                                                        -------------------------------------------------------
                                                                                                 Quarter ended
                                                        -------------------------------------------------------
                                                           6.30.2003     6.30.2002      6.30.2003       6.30.2002
                                                           ---------     ---------      ---------       ---------

        Cash and cash equivalents at the end
        of the year                                          970,318     1,393,686        982,133       1,409,763
        Cash and cash equivalent at the beginning
        of the year                                        1,110,894     1,029,679      1,135,158       1,048,089
                                                           ---------     ---------      ---------       ---------

      Changes in cash and cash equivalents                  (140,756)      364,007       (153,025)        361,674
                                                           ==========    =========      ==========      =========

      Cash flow supplemental information
        Loans and financings interest paid                   191,417        91,690        191,583           93,664



      (b) Statement of added value




                                                                 Parent company                   Consolidated
                                                        -------------------------------------------------------
                                                                                                 Quarter ended
                                                        -------------------------------------------------------
                                                           6.30.2003     %    6.30.2002    %   6.30.2003    %    6.30.2002    %
                                                        -----------------------------------------------------------------------

      Income

        Sale of goods                                      5,308,801          4,410,852        6,258,102        5,025,658
        Write-off of credits                                 (13,921)           (25,567)         (14,841)         (26,724)
        Non-operating                                          3,376              2,553            3,643            1,555
                                                           ---------          ---------        ---------        ---------

                                                           5,298,256          4,387,748        6,246,904        5,000,489

      Consumable materials acquired
        from third parties
          Cost of sales                                   (3,666,196)        (3,053,366)      (4,308,259)      (3,505,351)
          Materials, energy, third-party
           services and others                              (384,480)          (303,344)        (457,967)        (362,982)
                                                            ---------          ---------        ---------       ---------

      Gross added value                                    1,247,580          1,031,038        1,480,678        1,132,156

      Retentions
        Depreciation and amortization                       (182,717)          (161,880)        (204,359)        (182,303)
                                                            ---------          ---------        ---------        ---------

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.03    - IDENTIFICATION

-------------------------------------------------------------------------------
1 - CVM CODE  2 - COMPANY NAME                        3 - National Corporate
01482-6       COMPANHIA BRASILEIRA DE DISTRIBUICAO    Taxpayers' Registration
                                                      - CNPJ
                                                      47.508.411/0001-56
-------------------------------------------------------------------------------

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais, except when indicated)





                                                                 Parent company                   Consolidated
                                                        -------------------------------------------------------
                                                                                                 Quarter ended
                                                        -------------------------------------------------------
                                                           6.30.2003     %    6.30.2002    %   6.30.2003    %    6.30.2002    %
                                                           ---------     -    ---------    -   ---------    -    ---------    -

      Net added value
        produced by the Company                            1,064,863            869,158        1,276,319          949,853

      Received from transfers

        Equity in the results                                 37,819             37,907           (2,558)             273
        Financial income                                     243,529            213,672          293,044          249,276
                                                           ---------          ---------        ---------        ---------

      Total undistributed added value                      1,346,211   100    1,120,737   100  1,566,775  100   1,199,402  100

      Distribution of added value
        Personnel and charges                                389,645  28.9      315,515  28.1    448,736  28.6    353,675 29.5
        Taxes, rates and contributions                       426,420  31.8      379,607  33.9    480,209  30.7    391,698 32.6

        Interest and rents                                   432,795  32.1      319,195  28.5    540,479  34.5    347,609 29.0
        Interest on capital and dividends                                        59,441   5.3                      59,441  5.0
                                                           ---------          ---------        ---------        ---------

      Retention of profits                                    97,351   7.2       46,979   4.2     97,351   6.2     46,979  3.9
                                                           =========          =========        =========        =========



(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01    - IDENTIFICATION

-------------------------------------------------------------------------------
1 - CVM CODE  2 - COMPANY NAME                        3 - National Corporate
01482-6       COMPANHIA BRASILEIRA DE DISTRIBUICAO    Taxpayers' Registration
                                                      - CNPJ
                                                      47.508.411/0001-56
-------------------------------------------------------------------------------


05.01 - COMMENTS ON COMPANY PERFORMANCE DURING THE QUARTER

See ITR 08.01 - Comments on Consolidated Performance

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.03    - IDENTIFICATION

-------------------------------------------------------------------------------
1 - CVM CODE  2 - COMPANY NAME                        3 - National Corporate
01482-6       COMPANHIA BRASILEIRA DE DISTRIBUICAO    Taxpayers' Registration
                                                      - CNPJ
                                                      47.508.411/0001-56
-------------------------------------------------------------------------------


06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (Thousands of reais)

------------------- --------------------------------------- --------------------------- ---------------------------
1 - Code            2 - Description                         3 - 6/30/2003               4 -3/31/2003

------------------- --------------------------------------- --------------------------- ---------------------------
1                   Total assets                                             8,552,626                   8,818,084
------------------- --------------------------------------- --------------------------- ---------------------------
1.01                Current assets                                           3,087,662                   3,360,961
------------------- --------------------------------------- --------------------------- ---------------------------
1.01.01             Available funds                                            982,133                   1,002,248
------------------- --------------------------------------- --------------------------- ---------------------------
1.01.01.01          Cash and banks                                              66,358                      67,476
------------------- --------------------------------------- --------------------------- ---------------------------
1.01.01.02          Financial investments                                      915,775                     934,772
------------------- --------------------------------------- --------------------------- ---------------------------
1.01.02             Receivables                                              1,296,754                   1,369,771
------------------- --------------------------------------- --------------------------- ---------------------------
1.01.02.01          Trade accounts receivable                                  814,661                     898,140
------------------- --------------------------------------- --------------------------- ---------------------------
1.01.02.04          Advances to suppliers and employees                         34,939                      20,422
------------------- --------------------------------------- --------------------------- ---------------------------
1.01.02.05          Taxes recoverable                                          271,489                     307,244
------------------- --------------------------------------- --------------------------- ---------------------------
1.01.02.06          Other receivables                                          175,665                     143,965
------------------- --------------------------------------- --------------------------- ---------------------------
1.01.03             Inventories                                                762,388                     942,579
------------------- --------------------------------------- --------------------------- ---------------------------
1.01.04             Other                                                       46,387                      46,363
------------------- --------------------------------------- --------------------------- ---------------------------
1.01.04.01          Prepaid expenses                                            46,387                      46,363
------------------- --------------------------------------- --------------------------- ---------------------------
1.02                Long-term receivables                                      691,075                     673,852
------------------- --------------------------------------- --------------------------- ---------------------------
1.02.01             Sundry receivables                                         690,300                     666,693
------------------- --------------------------------------- --------------------------- ---------------------------
1.02.01.01          Trade accounts receivable                                  272,403                     268,329
------------------- --------------------------------------- --------------------------- ---------------------------
1.02.01.02          Deferred income tax                                        282,411                     271,643
------------------- --------------------------------------- --------------------------- ---------------------------
1.02.01.03          Judicial deposits                                          131,460                     121,757
------------------- --------------------------------------- --------------------------- ---------------------------
1.02.01.04          Prepaid expenses                                             4,026                       4,964
------------------- --------------------------------------- --------------------------- ---------------------------
1.02.02             Receivables from related companies                             775                       7,159
------------------- --------------------------------------- --------------------------- ---------------------------
1.02.02.01          Associated companies                                             0                           0
------------------- --------------------------------------- --------------------------- ---------------------------
1.02.02.02          Subsidiary companies                                           775                       7,159
------------------- --------------------------------------- --------------------------- ---------------------------
1.02.02.02.01       Current accounts with related parties                          775                       7,159
------------------- --------------------------------------- --------------------------- ---------------------------
1.02.02.03          Other related companies                                          0                           0
------------------- --------------------------------------- --------------------------- ---------------------------
1.02.03             Other                                                            0                           0
------------------- --------------------------------------- --------------------------- ---------------------------
1.03                Permanent assets                                         4,773,889                   4,783,271
------------------- --------------------------------------- --------------------------- ---------------------------
1.03.01             Investments                                                263,233                     268,974
------------------- --------------------------------------- --------------------------- ---------------------------
1.03.01.01          Associated companies                                             0                           0
------------------- --------------------------------------- --------------------------- ---------------------------
1.03.01.02          Subsidiary companies                                       262,997                     268,738
------------------- --------------------------------------- --------------------------- ---------------------------
1.03.01.03          Other                                                          236                         236
------------------- --------------------------------------- --------------------------- ---------------------------
1.03.01.03.01       Investments in other companies                                   0                           0
------------------- --------------------------------------- --------------------------- ---------------------------
1.03.02             Property and equipment                                   3,786,018                   3,765,693
------------------- --------------------------------------- --------------------------- ---------------------------
1.03.02.01          Land                                                       798,216                     796,692
------------------- --------------------------------------- --------------------------- ---------------------------
1.03.02.02          Buildings                                                1,621,959                   1,583,927
------------------- --------------------------------------- --------------------------- ---------------------------
1.03.02.03          Building improvements                                      762,642                     768,214
------------------- --------------------------------------- --------------------------- ---------------------------
1.03.02.04          Equipment                                                  359,281                     369,508
------------------- --------------------------------------- --------------------------- ---------------------------
1.03.02.05          Installations                                              152,445                     159,769
------------------- --------------------------------------- --------------------------- ---------------------------
1.03.02.06          Furniture and fixtures                                      68,692                      68,154
------------------- --------------------------------------- --------------------------- ---------------------------
1.03.02.07          Vehicles                                                     4,631                       5,653
------------------- --------------------------------------- --------------------------- ---------------------------
1.03.02.08          Constructions in progress                                   13,678                       7,322
------------------- --------------------------------------- --------------------------- ---------------------------
1.03.02.09          Other                                                        4,474                       6,454
------------------- --------------------------------------- --------------------------- ---------------------------
1.03.03             Deferred charges                                           724,638                     748,604
------------------- --------------------------------------- --------------------------- ---------------------------

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.04    - IDENTIFICATION

-------------------------------------------------------------------------------
1 - CVM CODE  2 - COMPANY NAME                        3 - National Corporate
01482-6       COMPANHIA BRASILEIRA DE DISTRIBUICAO    Taxpayers' Registration
                                                      - CNPJ
                                                      47.508.411/0001-56
-------------------------------------------------------------------------------


06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (Thousands of reais)


------------------- --------------------------------------- --------------------------- ---------------------------
1 - Code            2 - Description                         3 - 6/30/2003               4 -3/31/2003

------------------- --------------------------------------- --------------------------- ---------------------------
2                   Total liabilities and shareholders'                      8,552,626                   8,818,084
                    equity

------------------- --------------------------------------- --------------------------- ---------------------------
2.01                Current liabilities                                      2,796,348                   2,961,304
------------------- --------------------------------------- --------------------------- ---------------------------
2.01.01             Loans and financings                                     1,740,722                   1,614,115
------------------- --------------------------------------- --------------------------- ---------------------------
2.01.02             Debentures                                                  91,733                      63,074
------------------- --------------------------------------- --------------------------- ---------------------------
2.01.03             Suppliers                                                  745,020                   1,000,975
------------------- --------------------------------------- --------------------------- ---------------------------
2.01.04             Taxes, charges and contributions                            54,797                      53,351
------------------- --------------------------------------- --------------------------- ---------------------------
2.01.04.01          Taxes on sales                                              19,798                      21,426
------------------- --------------------------------------- --------------------------- ---------------------------
2.01.04.02          Tax installments                                            31,438                      30,542
------------------- --------------------------------------- --------------------------- ---------------------------
2.01.04.03          Provision for income tax                                     3,561                       1,383
------------------- --------------------------------------- --------------------------- ---------------------------
2.01.05             Dividends payable                                                0                      59,441
------------------- --------------------------------------- --------------------------- ---------------------------
2.01.06             Provisions                                                       0                           0
------------------- --------------------------------------- --------------------------- ---------------------------
2.01.07             Payables to related companies                                  657                           0
------------------- --------------------------------------- --------------------------- ---------------------------
2.01.07.01          Current accounts with related                                  657                           0
                    companies

------------------- --------------------------------------- --------------------------- ---------------------------
2.01.08             Other liabilities                                          163,419                     170,348
------------------- --------------------------------------- --------------------------- ---------------------------
2.01.08.01          Purchase of assets                                           1,269                       4,026
------------------- --------------------------------------- --------------------------- ---------------------------
2.01.08.02          Salaries and related contributions                         106,576                      97,295
------------------- --------------------------------------- --------------------------- ---------------------------
2.01.08.03          Public services                                              2,896                       2,873
------------------- --------------------------------------- --------------------------- ---------------------------
2.01.08.04          Rents                                                       18,210                      17,510
------------------- --------------------------------------- --------------------------- ---------------------------
2.01.08.05          Advertising                                                  1,918                       2,257
------------------- --------------------------------------- --------------------------- ---------------------------
2.01.08.06          Insurance                                                    1,778                       6,315
------------------- --------------------------------------- --------------------------- ---------------------------
2.01.08.07          Other accounts payable                                      30,772                      40,072
------------------- --------------------------------------- --------------------------- ---------------------------
2.02                Long-term liabilities                                    2,066,887                   2,224,116
------------------- --------------------------------------- --------------------------- ---------------------------
2.02.01             Loans and financings                                       479,649                     702,200
------------------- --------------------------------------- --------------------------- ---------------------------
2.02.02             Debentures                                                 478,690                     477,359
------------------- --------------------------------------- --------------------------- ---------------------------
2.02.03             Provisions                                                       0                           0
------------------- --------------------------------------- --------------------------- ---------------------------
2.02.04             Payable to related companies                                     0                           0
------------------- --------------------------------------- --------------------------- ---------------------------
2.02.05             Other liabilities                                        1,108,548                   1,044,557
------------------- --------------------------------------- --------------------------- ---------------------------
2.02.05.01          Provision for contingencies                              1,003,407                     934,520
------------------- --------------------------------------- --------------------------- ---------------------------
2.02.05.02          Purchase of assets                                           2,861                       2,803
------------------- --------------------------------------- --------------------------- ---------------------------
2.02.05.03          Tax installments                                            94,011                      96,685
------------------- --------------------------------------- --------------------------- ---------------------------
2.02.05.04          Others                                                       8,269                      10,549
------------------- --------------------------------------- --------------------------- ---------------------------
2.03                Deferred income                                                  0                           0
------------------- --------------------------------------- --------------------------- ---------------------------
2.04                Minority interests                                               0                           0
------------------- --------------------------------------- --------------------------- ---------------------------
2.05                Shareholders' equity                                     3,689,391                   3,632,664
------------------- --------------------------------------- --------------------------- ---------------------------
2.05.01             Paid-up capital                                          2,979,428                   2,749,774
------------------- --------------------------------------- --------------------------- ---------------------------
2.05.02             Capital reserves                                           344,242                     344,242
------------------- --------------------------------------- --------------------------- ---------------------------
2.05.02.01          Fiscal incentives                                                0                           0
------------------- --------------------------------------- --------------------------- ---------------------------
2.5.02.02           Subscription bonus                                         344,242                     344,242
------------------- --------------------------------------- --------------------------- ---------------------------
2.5.03              Revaluation reserves                                             0                           0
------------------- --------------------------------------- --------------------------- ---------------------------
2.05.03.01          Own assets                                                       0                           0
------------------- --------------------------------------- --------------------------- ---------------------------
2.05.03.02          Subsidiary/associated companies                                  0                           0
------------------- --------------------------------------- --------------------------- ---------------------------
2.05.04             Revenue reserves                                           365,721                     538,648
------------------- --------------------------------------- --------------------------- ---------------------------
2.05.04.01          Legal                                                       76,179                      76,179
------------------- --------------------------------------- --------------------------- ---------------------------
2.05.04.02          Statutory                                                        0                           0
------------------- --------------------------------------- --------------------------- ---------------------------
2.05.04.03          For contingencies                                                0                           0
------------------- --------------------------------------- --------------------------- ---------------------------
2.05.04.04          Unrealized profits                                          13,867                      13,867
------------------- --------------------------------------- --------------------------- ---------------------------
2.05.04.05          Retention of profits                                       275,675                     284,513
------------------- --------------------------------------- --------------------------- ---------------------------
2.05.04.06          Special for undistributed dividends                              0                           0
------------------- --------------------------------------- --------------------------- ---------------------------
2.05.04.07          Other                                                            0                     164,089
------------------- --------------------------------------- --------------------------- ---------------------------
2.05.04.07.01       Reserve for expansion                                            0                     164,089
------------------- --------------------------------------- --------------------------- ---------------------------
2.05.05             Retained earnings/accumulated deficit                            0                           0
------------------- --------------------------------------- --------------------------- ---------------------------

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.04    - IDENTIFICATION

-------------------------------------------------------------------------------
1 - CVM CODE  2 - COMPANY NAME                        3 - National Corporate
01482-6       COMPANHIA BRASILEIRA DE DISTRIBUICAO    Taxpayers' Registration
                                                      - CNPJ
                                                      47.508.411/0001-56
-------------------------------------------------------------------------------


07.01 - CONSOLIDATED STATEMENT OF INCOME (Thousands of reais)

------------------------------------------------------------------------------------------------------------------------------------
1 - CODE     2 - DESCRIPTION                                    1- 4/1/2003 to    2 - 1/1/2003 to  3- 4/1/2002 to   4 - 1/1/2002 to
                                                                  6/30/2003         6/30/2003       6/30/2002         6/30/2002
------------------------------------------------------------------------------------------------------------------------------------
3.01         Gross sales and/or services                          3,153,278             6,258,102        2,490,039        5,025,658
------------------------------------------------------------------------------------------------------------------------------------
3.02         Deductions                                           (490,997)             (964,975)        (382,523)        (768,458)
------------------------------------------------------------------------------------------------------------------------------------
3.03         Net sales and/or services                            2,662,281             5,293,127        2,107,516        4,257,200
------------------------------------------------------------------------------------------------------------------------------------
3.04         Cost of sales and/or services rendered             (1,899,576)           (3,788,144)      (1,507,318)      (3,057,446)
------------------------------------------------------------------------------------------------------------------------------------
3.05         Gross profit                                           762,705             1,504,983          600,198        1,199,754
------------------------------------------------------------------------------------------------------------------------------------
3.06         Operating (expenses) income                          (716,429)           (1,425,583)        (540,789)      (1,076,960)
------------------------------------------------------------------------------------------------------------------------------------
3.06.01      Selling                                              (432,895)             (859,001)        (344,914)        (686,935)
------------------------------------------------------------------------------------------------------------------------------------
3.06.02      General and administrative                           (108,388)             (214,978)         (83,053)        (163,612)
------------------------------------------------------------------------------------------------------------------------------------
3.06.03      Financial                                             (57,862)             (123,187)          (5,153)         (17,725)
------------------------------------------------------------------------------------------------------------------------------------
3.06.03.01   Financial income                                       143,300               293,044          143,445          249,276
------------------------------------------------------------------------------------------------------------------------------------
3.06.03.02   Financial expenses                                   (201,162)             (416,231)        (148,598)         (267,001)
------------------------------------------------------------------------------------------------------------------------------------
3.06.04      Other operating income                                       0                     0                0                0
------------------------------------------------------------------------------------------------------------------------------------
3.06.05      Other operating expenses                             (115,665)             (225,829)        (109,041)        (208,961)
------------------------------------------------------------------------------------------------------------------------------------
3.06.05.01   Other taxes and charges                               (10,918)              (21,470)         (13,793)         (26,658)
-----------------------------------------------------------------------------------------------------------------------------------
3.06.05.02   Depreciation and amortization                        (104,747)             (204,359)         (95,248)        (182,303)
------------------------------------------------------------------------------------------------------------------------------------
3.06.05.03   Loss on investment in subsidiary company                     0                     0                0                0
------------------------------------------------------------------------------------------------------------------------------------
3.06.06      Equity in the results of subsidiary
             and associated companies                               (1,619)               (2,588)            1,372              273
------------------------------------------------------------------------------------------------------------------------------------
3.07         Operating profit                                        46,276                79,400           59,409          122,794
------------------------------------------------------------------------------------------------------------------------------------
3.08         Non-operating results                                    2,370                 3,643            1,046            1,555
------------------------------------------------------------------------------------------------------------------------------------
3.08.01      Revenue                                                  2,370                 3,895                0             (25)
------------------------------------------------------------------------------------------------------------------------------------
3.08.02      Expenses                                                     0                 (252)            1,046            1,580
------------------------------------------------------------------------------------------------------------------------------------
3.09         Net income before taxation and profit sharing           48,646                83,043           60,455          124,349
------------------------------------------------------------------------------------------------------------------------------------
3.10         Provision for income tax and social contribution       (8,221)              (19,724)          (9,832)         (17,929)
------------------------------------------------------------------------------------------------------------------------------------
3.11         Deferred income tax                                     16,302                34,032                0                0
------------------------------------------------------------------------------------------------------------------------------------
3.12         Statutory profit sharing and contributions                   0                     0                0                0
------------------------------------------------------------------------------------------------------------------------------------
3.12.01      Profit sharing                                               0                     0                0                0
------------------------------------------------------------------------------------------------------------------------------------
3.12.02      Contributions                                                0                     0                0                0
------------------------------------------------------------------------------------------------------------------------------------
3.13         Reversal of interest on own capital                          0                     0                0                0
------------------------------------------------------------------------------------------------------------------------------------
3.14         Minority interests                                           0                     0                0                0
-----------------------------------------------------------------------------------------------------------------------------------
3.15         Net income for the quarter/six-month period             56,727                97,351           50,623          106,420
-----------------------------------------------------------------------------------------------------------------------------------
             Number of shares, ex-treasury (in thousands)       113,186,139           113,186,139      113,064,539      113,064,539
-----------------------------------------------------------------------------------------------------------------------------------
             Net income per share                                   0.00050               0.00086          0.00045          0.00094
-----------------------------------------------------------------------------------------------------------------------------------
             Loss per share
------------------------------------------------------------------------------------------------------------------------------------

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01    - IDENTIFICATION

-------------------------------------------------------------------------------
1 - CVM CODE  2 - COMPANY NAME                        3 - National Corporate
01482-6       COMPANHIA BRASILEIRA DE DISTRIBUICAO    Taxpayers' Registration
                                                      - CNPJ
                                                      47.508.411/0001-56
-------------------------------------------------------------------------------

08.01 - COMMENTS ON CONSOLIDATED PERFORMANCE DURING THE QUARTER


Comments on Sales Performance

     Gross sales reached   In the 2nd quarter 2003, CBD presented gross sales
   R$ 3.1 billion in the   of R$ 3,153.3 million and net sales of R$ 2,662.3
                 quarter   million, showing a growth of 26.6% and 26.3%,
                           respectively, compared to the same period of 2002.

                           In the quarter, same-store net sales of food products
Same-store sales of food   in were higher, while there was an 8.3% decrease in
     products grew 16.0%   non-food product sales, which are most affected by
          in the quarter   the current high interest rate environment and
                           diminished purchasing power of the population.
                           Another figure that also illustrates this trend is the participation of food products in the Company's total sales, which increased from 78% in the 2nd quarter 2002 to 82% in the 2nd quarter 2003.

                           The growth in total same-store sales reached 10.7% in
    Total growth in same   reached 10.7% in the period, with of 10.7% double-
          store of 10.7%   digit growth both in Hypermarkets as well as in
                           Supermarkets.

                           It is important to stress that this positive
 Increase in client flow   performance was obtained not only by a nominal
      a same-store basis   increase in the average ticket, but also due to the
                           increase in client flow on a same-store basis.
                           This factor positively reflects the gains achieved in operational efficiency, the benefits of the investments made in store remodeling, strong price competitiveness, progress made in category management and efficiency in communication with our customers.

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01    - IDENTIFICATION

-------------------------------------------------------------------------------
1 - CVM CODE  2 - COMPANY NAME                        3 - National Corporate
01482-6       COMPANHIA BRASILEIRA DE DISTRIBUICAO    Taxpayers' Registration
                                                      - CNPJ
                                                      47.508.411/0001-56
-------------------------------------------------------------------------------

08.01 - COMMENTS ON CONSOLIDATED PERFORMANCE DURING THE QUARTER


Net Sales - Consolidated*
Change (%) - 2003/2002

                               [GRAPHIC OMITTED]

Note: Same-store sales figures include only stores which have been operating for at least 12 months.
* If deflated by IPCA, total sales in the quarter were 7.4% higher than the same period of last year. On a same-store basis, the performance was -5.3%.

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01    - IDENTIFICATION

-------------------------------------------------------------------------------
1 - CVM CODE  2 - COMPANY NAME                        3 - National Corporate
01482-6       COMPANHIA BRASILEIRA DE DISTRIBUICAO    Taxpayers' Registration
                                                      - CNPJ
                                                      47.508.411/0001-56
-------------------------------------------------------------------------------

08.01 - COMMENTS ON CONSOLIDATED PERFORMANCE DURING THE QUARTER

Comments on the Results

   Gross margin of 28.6%   Despite greater price competitiveness in the
          in the quarter   Brazilian retail market, CBD's efficient price
                           management combined with better negotiations with suppliers allowed the Company in the 2nd quarter to achieve a gross margin of 28.6%, slightly higher
                           (+0.1%) than in the same period of last year. Gross profit in the period totaled R$ 762.7 million, a 27.1% increase year on year.

                           Operating expenses, as a percentage of net sales were 20.3%, unchanged from the 2nd quarter 2002. These results were achieved despite the Brazilian macroeconomic scenario of low activity that constrained a higher sales increase and thus a better expenses dilution. Additionally, there was cost pressure from public and third party services, which increased greater than the sales growth in the period.

                           The quarter's EBITDA margin reached 8.3%, higher
      EBITDA grew 28.6%,   than the 8.2% registered in the same quarter 2002,
      with a 8.#% margin   driven mainly by the increase in gross margin in
                           with a the period. EBITDA totaled R$ 221.4 million, a growth of 28.6% over the 8.3% margin same quarter in 2002.

                           CBD's earnings before interest and taxes - EBIT in the quarter were R$ 116.7 million, representing 51.6% growth over the previous year. The EBIT margin of the period reached 4.4%, compared to a margin of 3.7% in the same period of 2002.

                           The net financial result continued to be strongly
The net financial result   impacted by the high funding costs and the reduced
    was negative R$ 57.9   credit income, as a consequence of the slowdown
                 million   seen in the sales of durable goods in the country.
                           The financial was negative R$ 57.9 million income and expenses of the totaled R$ 143.3 million and R$ 201.2 million, respectively, generating a negative net financial result of R$ 57.9 million, versus a negative net financial result of R$ 5.1 million in the 2nd quarter, 2002.

                           The effective income tax rate was affected, mainly due to tax losses carried forward from purchased chains, resulting in an income tax credit of R$
                           8.1 million in the quarter.

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01    - IDENTIFICATION

-------------------------------------------------------------------------------
1 - CVM CODE  2 - COMPANY NAME                        3 - National Corporate
01482-6       COMPANHIA BRASILEIRA DE DISTRIBUICAO    Taxpayers' Registration
                                                      - CNPJ
                                                      47.508.411/0001-56
-------------------------------------------------------------------------------

08.01 - COMMENTS ON CONSOLIDATED PERFORMANCE DURING THE QUARTER


                           Net income for the period was R$ 56.7 million,
           Net Income of   higher than the R$ 50.6 million in the 2nd quarter
         R$ 56.7 million   2002, reflecting the improvement in the gross
                           and EBITDA margins, as these minimized the impact of higher net financial expenses.

                           The Company reduced its inventories by R$ 180 million compared to the 1st quarter, improving its turnover from 46 days to 40 days, and reaching a level similar to that of the 2nd quarter 2002 (39 days). The average payment terms with suppliers was 42 days, similar to that of the 2nd quarter of the previous year (41 days).

  Investments totaled R$   In the 2nd quarter 2003, investments totaled R$
      96. million in the   96.7 million, against R$ million in the quarter 213.4
                 quarter   million in the same period of 2002. In the 1st half
                           of 2003, investments totaled R$ 192.6 million, versus
                           R$ 298.6 million in the 1st half of 2002.

                           The main investment highlights were:
                           - Conversion of the Se stores to the Company's formats. During the quarter, four Se stores were converted to the Comprebem Barateiro format and five Se stores to the Pao de Acucar banner;
                           - The initiation of construction of 4 new hypermarkets (to be inaugurated in October and November);
                           - Renovation of 20 Comprebem Barateiro stores, 5 Extra hypermarkets, 8 Pao de Acucar stores and 6 Extra-Eletro stores;
                           - The opening of 3 gas stations and the initiation of construction of a new gas station in the Extra Sao Caetano (SP);
                           - Acquisition of land in strategic locations.

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01    - IDENTIFICATION

-------------------------------------------------------------------------------
1 - CVM CODE  2 - COMPANY NAME                        3 - National Corporate
01482-6       COMPANHIA BRASILEIRA DE DISTRIBUICAO    Taxpayers' Registration
                                                      - CNPJ
                                                      47.508.411/0001-56
-------------------------------------------------------------------------------

08.01 - COMMENTS ON CONSOLIDATED PERFORMANCE DURING THE QUARTER


Net Sales Breakdown per Division - Consolidated

In thousand R$ - nominal (Corporate Law)


1st Quarter           2003      %         2002        %     Var.(%)
--------------- ------------ -------- ----------- -------- ---------
Pao de Acucar       808,579    30.7%     692,806    32.2%    16.7%
Extra             1,220,938    46.4%   1,000,951    46.6%    22.0%
Barateiro           454,030    17.3%     375,307    17.5%    21.0%
Extra-Eletro         64,621     2.5%      80,620     3.7%   -19.8%
Se + Comprebem*      82,678     3.1%        -        0.0%      -
--------------- ------------ -------- ----------- -------- ---------
CBD               2,630,846   100.0%   2,149,684   100.0%    22.4%


2nd Quarter           2003     %         2002         %     Var.(%)
--------------- ------------ -------- ----------- -------- ---------
Pao de Acucar       822,221    30.9%     656,954    31.2%    25.2%
Extra             1,270,300    47.7%   1,028,292    48.8%    23.5%
Barateiro           448,130    16.8%     341,843    16.2%    31.1%
Extra-Eletro         53,637     2.0%      80,427     3.8%   -33.3%
Se + Comprebem*      67,993     2.6%        -        0.0%      -
--------------- ------------ -------- ----------- -------- ---------
CBD               2,662,281   100.0%   2,107,516   100.0%    26.3%


1st Half              2003      %         2002        %     Var.(%)
--------------- ------------ -------- ----------- -------- ---------
Pao de Acucar     1,630,800    30.8%   1,349,760    31.7%    20.8%
Extra             2,491,238    47.1%   2,029,243    47.7%    22.8%
Barateiro           902,160    17.0%     717,150    16.8%    25.8%
Extra-Eletro        118,258     2.2%     161,047     3.8%   -26.6%
Se + Comprebem*     150,671     2.9%        -        0.0%      -
--------------- ------------ -------- ----------- -------- ---------
CBD               5,293,127   100.0%   4,257,200   100.0%    24.3%



* Stores still not converted to CBD's stores format

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01    - IDENTIFICATION

-------------------------------------------------------------------------------
1 - CVM CODE  2 - COMPANY NAME                        3 - National Corporate
01482-6       COMPANHIA BRASILEIRA DE DISTRIBUICAO    Taxpayers' Registration
                                                      - CNPJ
                                                      47.508.411/0001-56
-------------------------------------------------------------------------------

08.01 - COMMENTS ON CONSOLIDATED PERFORMANCE DURING THE QUARTER

Stores by Division

           Pao de            Extra-                Se and            Sales     Number of
           Acucar   Extra    Eletro   Barateiro   Comprebem  CBD   Area (m2)   Employees
           ------   -----    ------   ---------   --------- -----  ---------   ---------
12/31/01    176       5                   7                  443    866,280       52,060
---------- ------   -----    ------   ---------   --------- -----  ---------   ---------
Open         4        5                   7           72      88
Closed      (5)      (1)       (8)      (12)         (5)     (31)
Converted   13        1                   3          (17)     -
---------- ------   -----    ------   ---------   --------- -----  ---------   ---------
12/31/02    188       60       54        148          50     500    979,723       57,898
---------- ------   -----    ------   ---------   --------- -----  ---------   ---------
Open         1                                                 1
Closed      (2)                (4)       (1)                  (7)
Converted    8                            6          (14)     -
---------- ------   -----    ------   ---------   --------- -----  ---------   ---------
03/31/01    195       60       50        153          36     494    978,093       58,392
---------- ------   -----    ------   ---------   --------- -----  ---------   ---------
Open                            1                              1
Closed                                   (3)         (3)      (6)
Converted    5                            4          (9)      -
---------- ------   -----    ------   ---------   --------- -----  ---------   ---------
06/30/02    200       60       51        154          24      489   972,638       58,032
---------- ------   -----    ------   ---------   --------- -----  ---------   ---------

Data per Division on June 30, 2003
--------------------------------------------------------------------------------

                             ----------- ----------- ---------- -------------
                                  #           #           #          Sales
                              Checkouts   Employees    Stores      Area (m2)
---------------------------- ----------- ----------- ---------- -------------
Pao de Acucar                     2,549      17,160       200        261,087
Extra                             3,068      19,678        60        456,569
Barateiro                         1,721       9,386       154        185,526
Extra-Eletro                        167         665        51         33,609
Se + Comprebem                      311         840        24         35,847
---------------------------- ----------- ----------- ---------- -------------
        Total Stores              7,816      47,729       489        972,638
---------------------------- ----------- ----------- ---------- -------------
Headquarters                                  3,112
Loss prevention (security)                    3,617
Distribution Centers                          3,574
---------------------------- ----------- ----------- ---------- -------------
        Total CBD                 7,816      58,034       489        972,638
---------------------------- ----------- ----------- ---------- -------------

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01    - IDENTIFICATION

-------------------------------------------------------------------------------
1 - CVM CODE  2 - COMPANY NAME                        3 - National Corporate
01482-6       COMPANHIA BRASILEIRA DE DISTRIBUICAO    Taxpayers' Registration
                                                      - CNPJ
                                                      47.508.411/0001-56
-------------------------------------------------------------------------------

08.01 - COMMENTS ON CONSOLIDATED PERFORMANCE DURING THE QUARTER

Sales Breakdown (% of net sales)
--------------------------------------------------------------------------------



                                          2002                            2003
                          ------------------------------------    ---------------------
                          1Q      2Q      3Q      4Q      Year    1Q      2Q      1H
----------------------- ------- ------- ------- ------- ------- ------- ------- -------
Cash                     53.5%   52.2%   53.8%   55.0%   53.7%   55.2%   53.3%   54.2%
Credit Card              31.1%   32.9%   31.6%   31.8%   31.9%   32.1%   34.1%   33.1%
Food Voucher              6.8%    6.6%    6.4%    6.3%    6.5%    6.5%    6.6%    6.6%
Credit                    8.6%    8.3%    8.2%    6.9%    7.9%    6.2%    6.0%    6.1%
  Post-Dated Checks       5.2%    4.9%    5.1%    4.2%    4.8%    4.2%    4.3%    4.3%
  Installment Sales       3.4%    3.4%    3.1%    2.7%    3.1%    2.0%    1.7%    1.8%
----------------------- ------- ------- ------- ------- ------- ------- ------- -------


(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01    - IDENTIFICATION

-------------------------------------------------------------------------------
1 - CVM CODE  2 - COMPANY NAME                        3 - National Corporate
01482-6       COMPANHIA BRASILEIRA DE DISTRIBUICAO    Taxpayers' Registration
                                                      - CNPJ
                                                      47.508.411/0001-56
-------------------------------------------------------------------------------

08.01 - COMMENTS ON CONSOLIDATED PERFORMANCE DURING THE QUARTER

Productivity Indexes
In R$ - nominal (Corporate Law)


Net sales per m2/month
                   2Q/03     2Q/02  Var.(%)     1H/03    1H/02     Var.(%)
---------------  --------  -------  --------   -------  -------   ---------
Pao de Acucar       1,117    1,003    11.4%     1,123    1,030       9.0%
Extra                 920      820    15.6%       909      797      14.1%
Barateiro             820      669    22.6%       823      685      20.1%
Extra-Eletro          533      687   -22.4%       579      683     -15.2%
---------------  ---------  -------- -------- --------- --------- ---------
    CBD               939      828    13.4%       933      835      11.7%
---------------  ---------  -------- -------- --------- --------- ---------


Net sales per Employee/month
                   2Q/03       2Q/02    Var.(%)     1H/03      1H/02    Var.(%)
---------------  ---------  ---------  --------   ---------  --------- ---------
Pao de Acucar      16,679     14,929     11.7%      16,791     15,465     8.6%
Extra              21,663     18,851     14.9%      21,367     18,907    13.0%
Barateiro          17,123     15,529     10.3%      17,443     15,885     9.8%
Extra-Eletro       18,482     23,200    -20.3%      19,930     22,676   -12.1%
---------------  ---------  ---------  --------   ---------  --------- ---------
    CBD            19,047     17,043     11.8%      19,046     17,301    10.1%
---------------  ---------  ---------  --------   ---------  --------- ---------


Average Ticket - Net Sales
                   2Q/03      2Q/02     Var.(%)     1H/03      1H/02    Var.(%)
---------------  ---------  ---------  --------   ---------  --------- ---------
Pao de Acucar       19.7       18.2       9.4%       19.7       18.3     7.7%
Extra               39.0       36.4       7.1%       38.9       36.3     7.2%
Barateiro           14.7       12.2      20.5%       14.9       12.5    19.2%
Extra-Eletro       286.1      273.6       4.6%      284.0      272.0     4.4%
---------------  ---------  ---------  --------   ---------  --------- ---------
    CBD             25.2       23.3       8.2%       25.1        23.4    7.3%
---------------  ---------  ---------  --------   ---------  --------- ---------


Net sales per Checkout/month
                   2Q/03       2Q/02    Var.(%)     1H/03      1H/02    Var.(%)
---------------  ---------  ---------  --------   ---------  --------- ---------
Pao de Acucar     112,165     99,395     12.8%     112,036    101,922     9.9%
Extra             138,016    121,105     14.0%     135,321    120,284    12.5%
Barateiro          87,927     75,406     16.6%      88,510     74,622    18.6%
Extra-Eletro      107,812    149,770    -28.0%     117,095    148,668   -21.2%
---------------  ---------  ---------  --------   ---------  --------- ---------
    CBD           117,927    105,851     11.4%     117,018    105,903    10.5%
---------------  ---------  ---------  --------   ---------  --------- ---------


* Results referring to sales area space, employees and checkouts were calculated based on average values proportional to the period in which the stores were open.

Note: The productivity indices do not include the Se and Comprebem chains

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01    - IDENTIFICATION

-------------------------------------------------------------------------------
1 - CVM CODE  2 - COMPANY NAME                        3 - National Corporate
01482-6       COMPANHIA BRASILEIRA DE DISTRIBUICAO    Taxpayers' Registration
                                                      - CNPJ
                                                      47.508.411/0001-56
-------------------------------------------------------------------------------

09.01 - INVESTMENTS IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES


----------------------------------------------------------------------------------------------------
1 - ITEM  2 - NAME OF COMPANY          3 - National Corporate Taxpayers' 4 - CLASSIFICATION
                                       Registry - CNPJ


----------------------------------------------------------------------------------------------------
7 - TYPE OF COMPANY                    8 - NUMBER OF SHARES IN THE
                                           CURRENT QUARTER
                                                          (Thousand)
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
   01     NOVASOC COMERCIAL LTDA,          03.139.761/0001-17            PRIVATELY-HELD SUBSIDIARY
----------------------------------------------------------------------------------------------------
    COMMERCIAL, INDUSTRIAL AND OTHER                                                    1
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
   02     SE SUPERMERCADOS LTDA,           01.545.828/0001-98            CLOSEDLDY-HELD SUBSIDIARY
----------------------------------------------------------------------------------------------------
    COMMERCIAL, INDUSTRIAL AND OTHER                                                 996,807
----------------------------------------------------------------------------------------------------


-----------------------------------------------------
5 - % PARTICIPATION IN      6 - % OF NET EQUITY OF
THE CAPITAL OF THE          THE INVESTOR
INVESTEE

-----------------------------------------------------
9 - NUMBER OF SHARES IN THE
PRIOR QUARTER
                 (Thousand)
-----------------------------------------------------

-----------------------------------------------------
                     10,00                      2.79
-----------------------------------------------------
                                                   1
-----------------------------------------------------

-----------------------------------------------------
                      99,99                     12.07
-----------------------------------------------------
                                             996,807
-----------------------------------------------------

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01    - IDENTIFICATION

-------------------------------------------------------------------------------
1 - CVM CODE  2 - COMPANY NAME                        3 - National Corporate
01482-6       COMPANHIA BRASILEIRA DE DISTRIBUICAO    Taxpayers' Registration
                                                      - CNPJ
                                                      47.508.411/0001-56
-------------------------------------------------------------------------------

10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES


----------------------------------------------------------- --------------------
    1 - Item                                                                 01
----------------------------------------------------------- --------------------
    2 - Issue order number                                                  2nd
----------------------------------------------------------- --------------------
    3 - Registration number at CVM                          SEP/GER/DCA-98/0013
----------------------------------------------------------- --------------------
    4 - Registration date at CVM                                      8/17/1998
----------------------------------------------------------- --------------------
    5 - Issued series                                                       1st
----------------------------------------------------------- --------------------
    6 - Type                                                        Convertible
----------------------------------------------------------- --------------------
    7 - Nature                                                           Public
----------------------------------------------------------- --------------------
    8 - Issue date                                                     7/1/1998
----------------------------------------------------------- --------------------
    9 - Due date                                                       7/1/2003
----------------------------------------------------------- --------------------
    10 - Type of debenture                                         Subordinated
----------------------------------------------------------- --------------------
    11 - Remuneration conditions prevailing                    IGP-M + 13% p.a.
----------------------------------------------------------- --------------------
    12 - Premium/discount                                                18.77%
----------------------------------------------------------- --------------------
    13 - Nominal value (reais)                                         1,416.75
----------------------------------------------------------- --------------------
    14 - Issued amount (Thousands of reais)                               2,696
----------------------------------------------------------- --------------------
    15 - Number of debentures issued (unit)                             175,000
----------------------------------------------------------- --------------------
    16 - Outstanding debentures (unit)                                    1,850
----------------------------------------------------------- --------------------
    17 - Treasury debentures (unit)                                           0
----------------------------------------------------------- --------------------
    18 - Redeemed debentures (unit)                                           0
----------------------------------------------------------- --------------------
    19 - Converted debentures (unit)                                    173,150
----------------------------------------------------------- --------------------
    20 - Debentures to be placed (unit)                                       0
----------------------------------------------------------- --------------------
    21 - Date of last renegotiation
----------------------------------------------------------- --------------------
    22 - Date of next event                                            7/1/2003
----------------------------------------------------------- --------------------

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01    - IDENTIFICATION

-------------------------------------------------------------------------------
1 - CVM CODE  2 - COMPANY NAME                        3 - National Corporate
01482-6       COMPANHIA BRASILEIRA DE DISTRIBUICAO    Taxpayers' Registration
                                                      - CNPJ
                                                      47.508.411/0001-56
-------------------------------------------------------------------------------



---------------------------------------------------------- --------------------
1 - Item                                                                    02
---------------------------------------------------------- --------------------
2 - Issue order number                                                     2nd
---------------------------------------------------------- --------------------
3 - Registration number at CVM                             SEP/GER/DEB-98/0060
---------------------------------------------------------- --------------------
4 - Registration date at CVM                                         8/17/1998
---------------------------------------------------------- --------------------
5 - Issued series                                                          2nd
---------------------------------------------------------- --------------------
6 - Type                                                                Simple
---------------------------------------------------------- --------------------
7 - Nature                                                              Public
---------------------------------------------------------- --------------------
8 - Issue date                                                        7/1/1998
---------------------------------------------------------- --------------------
9 - Due date                                                          7/1/2003
---------------------------------------------------------- --------------------
10 - Type of debenture                                            Subordinated
---------------------------------------------------------- --------------------
11 - Remuneration conditions prevailing                       IGP-M + 13% p.a.
---------------------------------------------------------- --------------------
12 - Premium/discount                                                   18.77%
---------------------------------------------------------- --------------------
13 - Nominal value (reais)                                              709.36
---------------------------------------------------------- --------------------
14 - Issued amount (Thousands of reais)                                 18,242
---------------------------------------------------------- --------------------
15 - Number of debentures issued (unit)                                 25,000
---------------------------------------------------------- --------------------
16 - Outstanding debentures (unit)                                      25,000
---------------------------------------------------------- --------------------
17 - Treasury debentures (unit)                                              0
---------------------------------------------------------- --------------------
18 - Redeemed debentures (unit)                                              0
---------------------------------------------------------- --------------------
19 - Converted debentures (unit)                                             0
---------------------------------------------------------- --------------------
20 - Debentures to be placed (unit)                                          0
---------------------------------------------------------- --------------------
21 - Date of last renegotiation
---------------------------------------------------------- --------------------
22 - Date of next event                                               7/1/2003
---------------------------------------------------------- --------------------

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01    - IDENTIFICATION

-------------------------------------------------------------------------------
1 - CVM CODE  2 - COMPANY NAME                        3 - National Corporate
01482-6       COMPANHIA BRASILEIRA DE DISTRIBUICAO    Taxpayers' Registration
                                                      - CNPJ
                                                      47.508.411/0001-56
-------------------------------------------------------------------------------



---------------------------------------------------------- --------------------
1 - Item                                                                    03
---------------------------------------------------------- --------------------
2 - Issue order number                                                     4th
---------------------------------------------------------- --------------------
3 - Registration number at CVM
---------------------------------------------------------- --------------------
4 - Registration date at CVM
---------------------------------------------------------- --------------------
5 - Issued series                                                       Unique
---------------------------------------------------------- --------------------
6 - Type                                                           Convertible
---------------------------------------------------------- --------------------
7 - Nature                                                             Private
---------------------------------------------------------- --------------------
8 - Issue date                                                        9/1/2000
---------------------------------------------------------- --------------------
9 - Due date                                                         8/31/2005
---------------------------------------------------------- --------------------
10 - Type of debenture                                                Floating
---------------------------------------------------------- --------------------
11 - Remuneration conditions prevailing                       TJLP + 3.5% p.a.
---------------------------------------------------------- --------------------
12 - Premium/discount                                                   22.55%
---------------------------------------------------------- --------------------
13 - Nominal value (reais)                                            1,238.15
---------------------------------------------------------- --------------------
14 - Issued amount (Thousands of reais)                                123,701
---------------------------------------------------------- --------------------
15 - Number of debentures issued (unit)                                100,000
---------------------------------------------------------- -------------------
16 - Outstanding debentures (unit)                                     99,908
---------------------------------------------------------- -------------------
17 - Treasury debentures (unit)                                             0
---------------------------------------------------------- -------------------
18 - Redeemed debentures (unit)                                             0
---------------------------------------------------------- -------------------
19 - Converted debentures (unit)                                           92
---------------------------------------------------------- -------------------
20 - Debentures to be placed (unit)                                         0
---------------------------------------------------------- -------------------
21 - Date of last renegotiation
---------------------------------------------------------- -------------------
22 - Date of next event                                             8/31/2003
---------------------------------------------------------- -------------------

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01    - IDENTIFICATION

-------------------------------------------------------------------------------
1 - CVM CODE  2 - COMPANY NAME                        3 - National Corporate
01482-6       COMPANHIA BRASILEIRA DE DISTRIBUICAO    Taxpayers' Registration
                                                      - CNPJ
                                                      47.508.411/0001-56
-------------------------------------------------------------------------------



---------------------------------------------------------- -------------------
1 - Item                                                                   04
---------------------------------------------------------- -------------------
2 - Issue order number                                                    5th
---------------------------------------------------------- -------------------
3 - Registration number at CVM                               SRE/DEB/2002/038
---------------------------------------------------------- -------------------
4 - Registration date at CVM                                       11/13/2002
---------------------------------------------------------- -------------------
5 - Issued series                                                           1
---------------------------------------------------------- -------------------
6 - Type                                                               Simple
---------------------------------------------------------- -------------------
7 - Nature                                                             Public
---------------------------------------------------------- -------------------
8 - Issue date                                                     10/01/2002
---------------------------------------------------------- -------------------
9 - Due date                                                       10/01/2007
---------------------------------------------------------- -------------------
10 - Type of debenture                                     Without preference
---------------------------------------------------------- -------------------
11 - Remuneration conditions prevailing                      CDI + 1.45% p.a.
---------------------------------------------------------- -------------------
12 - Premium/discount
---------------------------------------------------------- -------------------
13 - Nominal value (reais)                                          10,605.10
---------------------------------------------------------- -------------------
14 - Issued amount (Thousands of reais)                               425,784
---------------------------------------------------------- -------------------
15 - Number of debentures issued (unit)                                40,149
---------------------------------------------------------- -------------------
16 - Outstanding debentures (unit)                                     40,149
---------------------------------------------------------- -------------------
17 - Treasury debentures (unit)                                             0
---------------------------------------------------------- -------------------
18 - Redeemed debentures (unit)                                             0
---------------------------------------------------------- -------------------
19 - Converted debentures (unit)                                            0
---------------------------------------------------------- -------------------
20 - Debentures to be placed (unit)                                         0
---------------------------------------------------------- -------------------
21 - Date of last renegotiation
---------------------------------------------------------- -------------------
22 - Date of next event                                            10/01/2003
---------------------------------------------------------- -------------------

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01    - IDENTIFICATION

-------------------------------------------------------------------------------
1 - CVM CODE  2 - COMPANY NAME                        3 - National Corporate
01482-6       COMPANHIA BRASILEIRA DE DISTRIBUICAO    Taxpayers' Registration
                                                      - CNPJ
                                                      47.508.411/0001-56
-------------------------------------------------------------------------------

16.01 -  OTHER SIGNIFICANT INFORMATION

MAJOR SHAREHOLDERS OF COMPANHIA BRASILEIRA DE DISTRIBUICAO AS OF JUNE 30, 2003

                                         Common shares           Preferred shares                       Total
                             -------------------------- -------------------------- ---------------------------
                                  Number of                  Number of                   Number of
Shareholders                         shares          %          shares          %           shares          %
---------------------------- --------------- ---------- --------------- ---------- ---------------- ----------

Pao de Acucar Industria e
   Comercio                  38,334,158,630      60.40   7,332,819,981      14.75   45,666,978,611      40.35
Valentim dos Santos Diniz     2,280,975,580       3.59              --         --    2,280,975,580       2.02
Peninsula Participacoes
Ltda.                         6,458,266,960      10.17       7,746,144       0.02    6,466,013,104       5.71
Abilio Diniz                    253,726,605       0.40              --         --      253,726,605       0.22
Joao Paulo F. dos Santos
    Diniz                                10         --      18,900,000       0.04       18,900,010       0.02
Ana Maria F. dos Santos
    Diniz D`Avila                        10         --      40,500,000       0.08       40,500,010       0.04
Pedro Paulo F. dos Santos
    Diniz                           360,850         --              --         --          360,850         --
Lucilia Maria Diniz             894,094,860       1.41       1,072,391         --      895,167,251       0.79
Segisor                      15,218,575,935      23.98  13,622,650,344      27.40   28,841,226,279      25.48
Others                           30,651,959       0,05  28,691,639,174      57.71   28,722,291,133      25.37
                             --------------- ---------- --------------- ---------- ---------------- ----------

Total                        63,470,811,399     100.00  49,715,328,034     100.00  113,186,139,433     100.00
                             =============== ========== =============== ========== ================ ==========


                                         Common shares           Preferred shares                       Total
                             -------------------------- -------------------------- ---------------------------
                                  Number of                  Number of                   Number of
Shareholders                         shares          %          shares          %           shares          %
---------------------------- --------------- ---------- --------------- ---------- ---------------- ----------

Major shareholders           63,440,159,440      99.95  21,023,688,860      42.29   84,463,848,300      74.62
Board of Directors                      110         --      95,050,000       0.20       95,050,110       0.08
Directors                                10         --      99,426,000       0.20       99,426,010       0.09
Other shareholders               30,651,839       0.05  28,497,163,174      57.31   28,527,815,013      25.21
                             --------------- ---------- --------------- ---------- ---------------- ----------

Total                        63,470,811,399     100.00  49,715,328,034     100.00  113,186,139,433     100.00
                             =============== ========== =============== ========== ================ ==========

Outstanding shares               30,651,959       0.05  28,691,639,174      57.71   28,722,291,133      25.38
                             =============== ========== =============== ========== ================ ==========

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01    - IDENTIFICATION

-------------------------------------------------------------------------------
1 - CVM CODE  2 - COMPANY NAME                        3 - National Corporate
01482-6       COMPANHIA BRASILEIRA DE DISTRIBUICAO    Taxpayers' Registration
                                                      - CNPJ
                                                      47.508.411/0001-56
-------------------------------------------------------------------------------



MAJOR SHAREHOLDERS OF PAO DE ACUCAR INDUSTRIA E COMERCIO S.A. AS OF JUNE 30,
2003

                                                Common shares        Preferred shares                   Total
                                       ----------------------- ----------------------- -----------------------
                                         Number of               Number of               Number of
Shareholders                                shares          %       shares          %       shares          %
-------------------------------------  ------------ ---------- ------------ ---------- ------------ ----------

Valentim dos Santos Diniz               60,618,802      34.93          540      16.07   60,619,342      34.93
Peninsula Participacoes Ltda.           47,161,227      27.18           --         --   47,161,227      27.18
Abilio Diniz                            43,075,339      24.82        1,752      52.14   43,077,091       2482
Lucilia Maria Diniz                     22,689,307      13.07        1,068      31.79   22,690,375      13.07
                                       ------------ ---------- ------------ ---------- ------------ ----------

Total                                  173,544,675     100.00        3,360     100.00  173,548,035     100.00
                                       ============ ========== ============ ========== ============ ==========

MAJOR SHAREHOLDERS OF PENINSULA PARTICIPACOES LTDA, AS OF MARCH 31, 2003

                                                Common shares        Preferred shares                   Total
                                       ----------------------- ----------------------- -----------------------
                                         Number of               Number of               Number of
Shareholders                                shares          %       shares          %       shares          %
-------------------------------------  ------------ ---------- ------------ ---------- ------------ ----------

Abilio Diniz                               200,000       0.16            1      20.00      200,001       0.16
Joao Paulo F. dos Santos Diniz          30,171,223      24.96            1      20.00   30,171,224      24.96
Ana Maria F. dos Santos Diniz
D`Avila                                 30,171,223      24.96            1      20.00   30,171,224      24.96
Pedro Paulo F. dos Santos Diniz         30,171,223      24.96            1      20.00   30,171,224      24.96
Adriana F. dos Santos Diniz Abrao       30,171,223      24.96            1      20.00   30,171,224      24.96
                                       ------------ ---------- ------------ ---------- ------------ ----------

Total                                  120,884,892     100.00            5     100.00  120,884,897     100.00
                                       ============ ========== ============ ========== ============ ==========

MAJOR SHAREHOLDERS OF SEGISOR AS OF JUNE 30, 2003

Shareholders                                                                                                %
                                                                                                --------------

Casino Guichard Perrachon                                                                               99.99
Others                                                                                                   0.01
                                                                                                --------------

Total                                                                                                  100.00
                                                                                                ==============

MAJOR SHAREHOLDERS OF CASINO GUICHARD PERRACHON AS OF JUNE 30, 2003

Shareholders                                                                                                %
                                                                                                --------------

Rallye Group (*)                                                                                        50.88
Others                                                                                                  12.92
Outstanding shares                                                                                      36.20
                                                                                                --------------

Total                                                                                                  100.00
                                                                                                ==============

(*) Foreign company

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01    - IDENTIFICATION

-------------------------------------------------------------------------------
1 - CVM CODE  2 - COMPANY NAME                        3 - National Corporate
01482-6       COMPANHIA BRASILEIRA DE DISTRIBUICAO    Taxpayers' Registration
                                                      - CNPJ
                                                      47.508.411/0001-56
-------------------------------------------------------------------------------

17.01 - UNQUALIFIED REPORT ON THE LIMITED REVIEW


--------------------------------------------------------------------------------

      Report of Independent Accountants on the Limited Review



      July 28, 2003


      To the Board of Directors and Shareholders

      Companhia Brasileira de Distribuicao




1 We have carried out limited reviews of the Quarterly Information (ITR) of Companhia Brasileira de Distribuicao for the quarters and six month periods ended June 30 and March 31, 2003 and June 30, 2002, This information is the responsibility of the Company's management,

2 Our reviews were carried out in accordance with the specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) in conjunction with the Federal Accounting Council (CFC) and mainly comprised: (a) inquiries of and discussions with Company officials responsible for the accounting, financial and operational areas of the Company with regard to the main criteria used for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations,

3 Based on our limited reviews, we are not aware of any significant adjustments which should be made to the quarterly information referred to above in order that such information be stated in conformity with the accounting principles determined in Brazilian corporate legislation and applicable to the preparation of the quarterly information in accordance with the requirements of the Brazilian Securities Commission (CVM),

      PricewaterhouseCoopers            Henrique Luz
      Auditores Independentes           Partner
      CRC 2SP000160/O-5                 Contador CRC 1RJ045789/T-2 "T" SP 002332

--------------------------------------------------------------------------------

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01    - IDENTIFICATION

-------------------------------------------------------------------------------
1 - CVM CODE  2 - COMPANY NAME                        3 - National Corporate
01482-6       COMPANHIA BRASILEIRA DE DISTRIBUICAO    Taxpayers' Registration
                                                      - CNPJ
                                                      47.508.411/0001-56
-------------------------------------------------------------------------------

18.02 COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY

Associated/Affiliated Company: NOVASOC COMERCIAL LTDA,

See ITR 08,01 - Comments on Consolidated Performance

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

01.01    - IDENTIFICATION

-------------------------------------------------------------------------------
1 - CVM CODE  2 - COMPANY NAME                        3 - National Corporate
01482-6       COMPANHIA BRASILEIRA DE DISTRIBUICAO    Taxpayers' Registration
                                                      - CNPJ
                                                      47.508.411/0001-56
-------------------------------------------------------------------------------

18.02 COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY

Associated/Affiliated Company: SE SUPERMERCADOS LTDA,

See ITR 08,01 - Comments on Consolidated Performance

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.01    - IDENTIFICATION

-------------------------------------------------------------------------------
1 - CVM CODE  2 - COMPANY NAME                        3 - National Corporate
01482-6       COMPANHIA BRASILEIRA DE DISTRIBUICAO    Taxpayers' Registration
                                                      - CNPJ
                                                      47.508.411/0001-56
-------------------------------------------------------------------------------

                                      Index

------------------------------------------------------------------------------------------------
  GROUP      ITR     DESCRIPTION                                                         PAGE
------------------------------------------------------------------------------------------------
   01         01      IDENTIFICATION                                                       1
------------------------------------------------------------------------------------------------
   01         02      HEAD OFFICE                                                          1
------------------------------------------------------------------------------------------------
   01         03      INVESTOR RELATIONS OFFICER (Company Mail Address)                    1
------------------------------------------------------------------------------------------------
   01         04      GENERAL INFORMATION/INDEPENDENT ACCOUNTANT                           1
------------------------------------------------------------------------------------------------
   01         05      CAPITAL COMPOSITION                                                  2
------------------------------------------------------------------------------------------------
   01         06      CHARACTERISTICS OF THE COMPANY                                       2
------------------------------------------------------------------------------------------------
   01         07      COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS        2
------------------------------------------------------------------------------------------------
   01         08      DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER          2
-----------------------------------------------------------------------------------------------
   01         09      SUBSCRIBED CAPITAL AND ALTERATIONS IN CURRENT YEAR                   3
------------------------------------------------------------------------------------------------
   01         10      INVESTOR RELATIONS OFFICER                                           3
------------------------------------------------------------------------------------------------
   02         01      BALANCE SHEET -ASSETS                                                4
------------------------------------------------------------------------------------------------
   02         02      BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY                 5
------------------------------------------------------------------------------------------------
   03         01      STATEMENT OF INCOME                                                  6
------------------------------------------------------------------------------------------------
   04         01      NOTES TO THE QUARTERLY INFORMATION                                   7
------------------------------------------------------------------------------------------------
   05         01      COMMENTS ON COMPANY PERFORMANCE DURING THE QUARTER                  27
------------------------------------------------------------------------------------------------
   06         01      CONSOLIDATED BALANCE SHEET - ASSETS                                 28
------------------------------------------------------------------------------------------------
   06         02      CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY   29
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   07         01      CONSOLIDATED STATEMENT OF INCOME                                    30
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   08         01      COMMENTS ON CONSOLIDATED PERFORMANCE DURING THE QUARTER             31
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   09         01      INVESTMENTS IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES               39
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   10         01      CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE                40
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   16         01      OTHER SIGNIFICANT INFORMATION                                       44
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   17         01      UNQUALIFIED REPORT ON THE LIMITED REVIEW                            46
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                      NOVASOC COMERCIAL LTDA
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   18         02      COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY            47
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                      SE SUPERMERCADOS LTDA,
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   18         02      COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY            48
------------------------------------------------------------------------------------------------


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